Exhibit 1

Management’s
Discussion and
Analysis
Sun Life Financial Inc.
For the Year Ended December 31, 2009

Management’s Discussion and Analysis
TABLE OF CONTENTS

Overview	5
Enterprise Mission, Vision, Values and Strategy	5
Business Profile	6
Financial Highlights	7
Corporate Developments	8
Outlook	9
Medium-Term Financial Objectives	9
Accounting and Control Matters	11
Critical Accounting Policies and Estimates	11
Changes in Accounting Policies	17
Controls and Procedures	19
Non-GAAP Financial Measures	20
Financial Performance	22
2009 Consolidated Results of Operations	22
Fourth Quarter 2009 Performance	27
Business Segment Results	31
SLF Canada	31
SLF U.S.	34
MFS Investment Management	37
SLF Asia	39
Corporate	42
Investments	43
Risk Management	49
Risk Management Framework	49
Risk Philosophy and Principles	50
Accountability	51
Risk Management Policies	51
Risk Categories	52
Credit Risk	52
Market Risk	52
Insurance Risk	56
Operational Risk	56
Strategic Risk	57
Capital and Liquidity Management	57
Principal Sources of Funds	58
Liquidity	58
Capital	59
Shareholder Dividends	61
Capital Adequacy	62
Off-balance Sheet Arrangements	64
Commitments, Guarantees, Contingencies and Reinsurance Matters	65
Legal and Regulatory Proceedings	65

Sun Life Financial Inc.	2

MANAGEMENT’S DISCUSSION AND ANALYSIS
In this Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2009, and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2009 is not available, information available for the latest period before December 31, 2009 is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) and Annual Information Form (AIF) for the year ended December 31, 2009, and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP and certain non-GAAP financial measures. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors — Financial Results & Reports — Year-end Reports.
Management measures the Company’s performance based on operating earnings and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that management uses include (i) financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations; (ii) adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue; (iii) pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS; (iv) assets under management, mutual funds, managed funds and other AUM, and (v) the value of new business is used to measure overall profitability, which is based on actuarial amounts for which there are no comparable amounts under GAAP.
Estimated adjusted earnings from operations and market sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP and for which a reconciliation is not possible as they are forward-looking information. Reconciliations of those amounts to the most directly comparable GAAP measures are not accessible on a forward-looking basis because the Company believes it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period and may have a significant impact on estimated GAAP net income in 2010.
Forward-looking Information
Certain statements contained or incorporated by reference in this MD&A, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking information within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of Sun Life Financial including those set out in this MD&A under Enterprise Mission, Vision, Values and Strategy, Business Profile, Outlook, Medium-Term Financial Objectives, Critical Accounting Policies and Estimates, Changes in Accounting Policies, Financial Performance, SLF Canada, SLF U.S., MFS, SLF Asia, Corporate, Investments, Risk Management and Capital and Liquidity Management. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. The forward-looking information contained or incorporated by reference in this MD&A are stated as of the date hereof, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under Critical Accounting Policies and Estimates on page 11 and Risk Management on page 49 of this MD&A and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto, which are available for review at www.sedar.com and www.sec.gov.

Sun Life Financial Inc.	3

MANAGEMENT’S DISCUSSION AND ANALYSIS
Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the creditworthiness of guarantors and counterparties to derivatives; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; market conditions that adversely affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to product design and pricing; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; uncertainty in the rate of mortality improvement; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; and the potential for losses from multiple risks occurring simultaneously or in rapid progression. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Financial Inc.	4

MANAGEMENT’S DISCUSSION AND ANALYSIS
OVERVIEW
Enterprise Mission, Vision, Values and Strategy
Mission
To help customers achieve lifetime financial security
Vision
To be an international leader in protection and wealth management
Values
These values guide us in achieving our strategy
  Values

Integrity	We are committed to the highest standards of business ethics and good governance.

Engagement	We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.

Customer Focus	We provide sound financial solutions for our customers and always work with their interests in mind.

Excellence	We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

Value	We deliver value to the customers and shareholders we serve and to the communities in which we operate.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

We will work to achieve our strategy through focused execution of the following five enterprise priorities:

Generate value-building growth	Sustain profitable top-line growth.

Intensify customer focus	Meet the needs of customers by delivering top quality products and services that are grounded in consumer insight.

Enhance productivity and efficiency	Continuously improve productivity and efficiency to increase competitiveness.

Strengthen risk management	Continue to enhance risk management processes and practices to maximize shareholder value.

Foster innovation	Embed creativity and innovation throughout the organization to improve business results and gain competitive advantage.

Sun Life Financial Inc.	5

MANAGEMENT’S DISCUSSION AND ANALYSIS
Business Profile
Sun Life Financial is a leading international financial services organization, offering a diverse range of life and health insurance, savings, investment management, retirement, and pension products and services to both individual and corporate customers. Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom business unit (SLF U.K.) and Corporate Support operations, which include the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. The Company’s functional currency is the Canadian dollar. Certain financial information for SLF U.S. and MFS is presented in this MD&A in both Canadian and U.S. dollars.

Business Segment	Business Units

SLF Canada	Individual Insurance & Investments
Group Benefits
Group Wealth

SLF U.S.	Annuities
Individual Insurance
Employee Benefits Group

MFS Investment Management	-

SLF Asia	-

Corporate	SLF U.K.
Corporate Support

The Company’s business model is one of balance as it strives to establish scale and scope in each of the diversified markets in which it chooses to compete. It weighs the higher growth prospects of its operations in emerging markets against the more established businesses in mature markets. In a similar way, the Company’s protection business balances the relatively more volatile wealth management business. It also ensures that customers have access to complementary insurance, retirement and savings products that meet their specific needs at every stage of their lives. The following table shows the Company’s products by business segment.

Products	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate

Individual life insurance	■	■		■	■
Individual annuity and savings	■	■		■	■
Group life and health	■	■		■
Group pension and retirement	■			■
Mutual funds	■		■	■
Asset management	■	■	■	■
Individual health insurance	■			■
Reinsurance (life retrocession)					■

The Company’s focus on multi-channel distribution offers customers choices as to how and when they purchase products and access services.

Distribution Channels	SLF Canada	SLF U.S.	MFS	SLF Asia

Direct sales agents	■			■
Independent and managing general agents	■	■		■
Financial intermediaries (e.g., brokers)	■	■	■	■
Banks		■	■	■
Pension and benefit consultants	■	■	■	■
Direct sales (including Internet and telemarketing)	■			■

Sun Life Financial Inc.	6

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Highlights

($ millions, unless otherwise noted)	2009	2008	2007

Common shareholders’ net income (loss)
Operating(1)	561	(40)	2,294
Reported	534	785	2,219
Basic reported earnings per share (EPS) ($)	0.95	1.40	3.90
Diluted EPS
Operating(1)	0.99	(0.10)	3.98
Reported	0.94	1.37	3.85
ROE (%)
Operating(1)	3.5%	-0.3%	14.3%
Reported	3.4%	5.1%	13.8%
Dividends per common share ($)	1.44	1.44	1.32
Dividend payout ratio(2) (%)	152%	103%	34%
Dividend yield(3) (%)	5.4%	3.8%	2.5%
MCCSR ratio(4)	221%	232%	213%
Total Revenue	27,572	15,563	21,188

Premiums, deposits and fund sales
Premium revenue, including administration services only
premium equivalents	20,004	18,613	17,037
Segregated fund deposits	11,060	10,919	13,320
Mutual fund sales	24,642	19,327	21,335
Managed fund sales	33,525	20,944	27,613

Total premiums, deposits and fund sales	89,231	69,803	79,305

Assets under management (AUM) (as at December 31)(5)
General fund assets	120,082	119,833	114,291
Segregated fund assets	81,305	65,762	73,205
Mutual fund assets(5)	96,077	83,602	101,858
Managed fund assets(5)	134,121	110,405	134,297
Other AUM(5)	1,046	1,490	1,613

Total AUM(5)	432,631	381,092	425,264

Capital (as at December 31)
Subordinated debt and other capital(6)	4,692	3,726	2,946
Participating policyholders’ equity	107	106	95
Total shareholders’ equity	17,307	17,303	17,122

Total capital	22,106	21,135	20,163

(1)	Operating earnings, diluted operating EPS and operating ROE are non-GAAP measures and exclude certain items described on page 20 under the heading “Non-GAAP Financial Measures”. All EPS measures refer to diluted EPS, unless otherwise stated

(2)	The dividend payout ratio represents the ratio of common shareholders’ dividends to reported common shareholders’ net income

(3)	The dividend yield represents the common dividend per share as a percentage of the average of the high and low share price

(4)	Represents the Minimum Continuing Capital Surplus Requirement ratio of Sun Life Assurance Company of Canada

(5)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-GAAP Financial Measures. For additional information, see the section under the heading Non-GAAP Financial Measures on page 20.

(6)	Other capital refers to Sun Life ExchangEable Capital Securities (SLEECS), which qualify as capital for Canadian regulatory purposes. Additional information is available in the section Capital and Liquidity Management under the heading Capital on page 59

Sun Life Financial Inc.	7

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate Developments
The following developments occurred in 2009.
Acquisition of U.K. Business
On October 1, 2009, the Company completed the acquisition of the United Kingdom operations of Lincoln National Corporation (the Lincoln U.K. business) for $387 million. The purchase price is subject to adjustment related to market and business performance prior to October 1, 2009, the final amount of which has not yet been determined. The acquisition increased Sun Life U.K.’s assets under management over 60% to $20 billion and doubled the number of policies in force to 1.1 million. The two complementary operations of SLF U.K. and Lincoln National U.K. each held books of business in life insurance, pensions and annuities. The combined operations carry the Sun Life Financial of Canada name, a brand that has been active in the U.K. for more than a century.
Other Developments
On July 29, 2009, the Company entered into an agreement with the China Everbright Group Company. (China Everbright) to introduce strategic investors to Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright). The restructuring will allow Sun Life Financial and China Everbright to supplement their alliance with strong local partners, providing Sun Life Financial a significant stake in a larger domestic financial services company with greater reach across China’s growing financial services sector. Once complete, the Company’s ownership is expected to be reduced from 50% to a less than 25% interest in the restructured and repositioned company and the Company will continue to provide its international governance, risk management and actuarial expertise and standards to Sun Life Everbright.
On July 15, 2009, Sun Life Financial and CIMB Group received regulatory approval to form a joint venture to distribute Sun Life Financial’s life, accident and health insurance products through the 600-plus retail branches of PT Bank CIMB Niaga in Indonesia.
Common Share Activity
Common shareholder dividends paid in 2009 were $1.44 per common share. This was the same level of dividends paid in 2008.
On May 12, 2009, SLF Inc. amended its Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”). Under the Plan, Canadian-resident common and preferred shareholders may choose to automatically have their dividends reinvested in additional common shares and may also purchase common shares through the Plan. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the Toronto Stock Exchange (TSX) at the market price. Common shares acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. Prior to the amendments, all common shares acquired on behalf of participants were purchased through the TSX at the market price. In 2009, SLF Inc. issued approximately 4.4 million common shares from treasury at a discount of 2% for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.
Financing Arrangements
On November 20, 2009, Sun Life Capital Trust II issued $500 million principal amount of Sun Life ExchangEable Capital Securities (SLEECS) Series 2009-1 due December 31, 2108. These securities qualify as regulatory capital for Sun Life Assurance and Sun Life Financial.
On June 30, 2009, SLF Inc. issued $300 million principal amount of Series D Senior Unsecured 5.70% Debentures due 2019.
On May 20, 2009, SLF Inc. issued $250 million of Class A Non-Cumulative 5-Year Rate Reset Preferred Shares with an initial yield of 6.00%.
On March 31, 2009, SLF Inc. issued $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures (Series 2009-1) due in 2019.
Additional details of these financing arrangements can be found in Notes 11, 13 and 15 to SLF Inc.’s 2009 Consolidated Financial Statements.

Sun Life Financial Inc.	8

MANAGEMENT’S DISCUSSION AND ANALYSIS
Outlook
Market conditions remained volatile throughout 2009. Economic data in the U.S. and globally is beginning to show signs of recovery from the worst recessionary period in more than 60 years. Equity markets performed well in 2009 after hitting lows in the first quarter of 2009, with the S&P 500 and TSX/S&P Composite Index posting gains of 23% and 31% for the year, respectively. Interest rates remain at historical lows. In the U.S., the Federal Reserve kept interest rates unchanged for most of 2009; in a range of 0.0% — 0.25%, while the Bank of Canada has maintained its target overnight rate at 0.25% at its most recent rate setting meeting in January 2010. Treasury rates increased in 2009 with the U.S. 10-year treasury ending the year at 3.84% and the Canadian 10-year at 3.61%, higher by 162 basis points and 73 basis points, respectively. Both the Federal Reserve and the Bank of Canada are expected to keep interest rates at historic lows for much of 2010.
The International Monetary Fund has predicted that global economic growth will increase by 3.9% in 2010, with the U.S. predicted to grow at 2.7% and Canada at 2.6%. Key risks related to economic recovery include high unemployment rates, weak housing and mortgage conditions, and inflation, as central banks globally contemplate the timing and mechanism for removing trillions of dollars of economic stimulus measures.
The Company is affected by a number of factors which are fundamentally linked to the economic environment. Equity market performance, interest rate levels, credit experience, surrender and lapse experience, currency exchange rates, and spreads between interest credited to policyholders and investment returns can have a substantial impact on the profitability of the Company’s operations. Furthermore, the regulatory environment is expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In Canada, OSFI is considering new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and that would update OSFI’s regulatory guidance for non-operating insurance companies acting as holding companies, such as SLF Inc. OSFI is also reviewing the use of internally-modeled capital requirements for segregated fund guarantees. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.
Medium-Term Financial Objectives
The Company has established medium-term objectives for a three-to-five year period, which are reviewed each year. In 2009, the Company revised its medium-term objectives in light of economic volatility and uncertainty that characterized the environment at that time. Although there have been some signs of stabilization in the economy, much uncertainty remains in the market, including the pace of a widespread economic recovery and regulatory reform in the financial services sector.
The Company’s 2009 medium-term objectives were:
•	To achieve an operating ROE in the 13-15% range(1)

•	To maintain a strong capital position and effective capital deployment.
The Company generated an operating ROE of 3.5% in 2009, well below the medium-term objective. The Company’s operating ROE was driven by a lower level of earnings generated in 2009. Net income for the full-year 2009 was impacted primarily from the financial impact of downgrades of $670 million on the Company’s investment portfolio, the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million in the third quarter of 2009 and net impairments of $431 million. These adverse impacts were partially offset by the favourable impact of improved equity markets of $306 million and increased interest rates of $206 million on the Company’s results. Sun Life Assurance Company of Canada (Sun Life Assurance or SLA) ended the year with an MCCSR of 221%, well in excess of OSFI’s capital target for life insurance companies.
The 2009 medium-term objectives were based on the assumptions described below relating to equity market performance, interest rates and credit markets and the Company’s economic and business outlook at the time. The following table summarizes the differences between the assumptions used in establishing Sun Life Financial’s medium-term objectives and the actual experience in 2009.

(1)	Operating ROE is a non-GAAP measure. For additional information, see the section under the heading on page 20 under the heading “Non-GAAP Financial Measures”.

Sun Life Financial Inc.	9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Factor	Assumptions	2009 Experience

Equity Markets	A steady rise in the annual level of equity market indices, primarily the S&P 500, by approximately 7%-8%	The S&P 500 increased by 23%, while the S&P/TSX Composite Index increased by 31%

Interest Rates	Near-term stability in North American interest rates across the yield curve and over the longer term, interest rates that are generally higher than statutory or contractual minimums required on certain guaranteed products offered by the Company	Movements in interest rates on government treasuries in Canada and the U.S. varied, ranging from a decrease of 64 bps at the short end of the curve to an increase of 197 bps at the long end

Credit	A credit environment within historical norms, which reflects the Company’s best estimates on credit	Rating agencies maintained an accelerated pace of downgrades, and credit experience worsened

Currency	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the British pound sterling	Throughout most of 2009, the value of the Canadian dollar strengthened. In particular, the Canadian dollar appreciated by $0.13 against the U.S. dollar in 2009

Economic volatility and uncertainty continues to persist in the early stages of 2010. The operating ROE in the Company’s medium-term objective below is significantly dependent on business written in the past and reflects economic conditions, capital requirements, pricing and other assumptions in effect at that time. In recognition of the changing economic landscape, the Company has updated its three-to-five year medium-term objectives, as follows:
•	To achieve an operating ROE in the 12 – 14% range

•	To maintain a strong capital position and effective capital deployment
The Company’s medium-term objectives remain based on the assumptions with respect to equity markets, interest rates, credit and currency described in more detail in the table above. In addition, they are based on business mix, best estimate actuarial assumptions, regulatory and accounting standards in effect as at December 31, 2009.
The Company expects to maintain the current level of dividends, which are subject to the approval of the Board of Directors each quarter, provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. The information concerning future dividends is forward-looking information and is based on the assumptions set out and is subject to the risk factors described under Forward-looking Information on page 3. Additional information is provided under the heading Shareholders’ Dividends on page 61. The Company currently has no intention of repurchasing common shares.

Sun Life Financial Inc.	10

MANAGEMENT’S DISCUSSION AND ANALYSIS
ACCOUNTING AND CONTROL MATTERS
Critical Accounting Policies and Estimates
SLF Inc.’s significant accounting and actuarial policies are described in Notes 1, 2, 5 and 9 to its 2009 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.
Benefits to Policyholders
The Company’s benefit payment obligations are estimated over the life of its annuity and insurance products based on internal valuation models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to volatility or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
With the passage of time and the resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial conditions and results of operations, as well as their sensitivity relative to best estimate assumptions are described on the following pages.
The sensitivities presented below are forward-looking information. They are measures of the Company’s estimated net income sensitivity to changes in the best estimate assumptions in the actuarial liabilities based on a starting point and business mix as of December 31, 2009. The levels of adverse change used in the table below represent the Company’s estimate of changes in market conditions or best estimate assumptions, as applicable, that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2009.
Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this document under the heading Market Risk Sensitivity.

Sun Life Financial Inc.	11

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting	Determination Methodology and	Financial Significance
Estimate	Assumptions	(measured as at December 31, 2009)

Equity markets — the value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of equity markets

•    The calculation of actuarial liabilities for equity market-sensitive products includes provisions for moderate changes in rates of equity market return with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries

•    For participating insurance and universal life products, investment returns are passed through to policyholders through changes in the amounts of dividends declared or in the rate of interest credited. Changes in equity values are largely offset by changes in actuarial liabilities

•    Products such as segregated fund and annuity option guarantees are exposed to equity risk. Hedging programs are in place to manage this risk

•    An immediate 10% increase across all equity markets would result in an estimated increase in net income of $75 million to $125 million. Conversely, an immediate 10% decrease across all equity markets would result in an estimated decrease in net income of $150 million to $200 million

•    An immediate 25% increase across all equity markets would result in an estimated increase in net income of $150 million to $250 million. Conversely, an immediate 25% decrease across all equity markets would result in an estimated decrease in net income of $475 million to $575 million

•    A 100 basis point reduction in assumed future equity and real estate returns would result in an estimated decrease in net income of $350 million to $450 million

Interest rates — the value of the Company’s policyholder obligations for all policies is sensitive to changes in interest rates

•    The calculation of actuarial liabilities for all policies includes provisions for moderate changes in interest rates with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries

•    The major part of this sensitivity is offset with a similar sensitivity in the value of the Company’s assets held to support actuarial liabilities

•    For certain products, including participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in interest rates is largely passed through to policyholders through changes in the amount of dividends declared or in the rate of interest credited. As well, these products generally have minimum interest rate guarantees. Hedging programs are in place to manage interest rate movements

•    An immediate 1% parallel increase in interest rates across the entire yield curve would result in an estimated change in net income between -$50 million and $50 million. An immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $150 million to $250 million

Asset default provisions are included in actuarial liabilities for possible future asset defaults on current assets and future purchases

•    The amount included in actuarial liabilities is based on possible reductions in the expected future investment yield depending on the creditworthiness of the asset

•    The underlying assumptions for bonds and mortgages are derived from long-term studies. The bond assumptions are based on total U.S. market experience. The mortgage assumptions are based on the Company’s experience

•    Asset default provisions included in actuarial liabilities amounted to $2.9 billion on a pre-tax basis as at December 31, 2009. The amount excludes defaults that can be passed through to participating policyholders and excludes provisions for loss in the value of equity and real estate assets supporting actuarial liabilities

Sun Life Financial Inc.	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting	Determination Methodology and	Financial Significance
Estimate	Assumptions	(measured as at December 31, 2009)

Mortality — the rates of death for defined groups of people

•    The best estimate assumptions are determined annually by studying the Company’s average five-year experience. Industry experience is considered where the Company’s experience is not sufficient to be statistically valid

•    Where lower mortality rates result in an increase in actuarial liabilities, the mortality rates are adjusted to reflect estimated future improvements in life span

•    Where lower mortality rates result in a decrease in actuarial liabilities, the mortality rates do not reflect any future improvement that might be expected

•    For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income by about $90 million

•    For life insurance products for which lower mortality would be financially adverse to the Company, a 2% decrease in the best estimate assumption would decrease net income by about $10 million

•    For annuity products for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $80 million

Morbidity — both the rates of accident or sickness and the rates of subsequent recovery for defined groups of people

•    The best estimate assumptions are determined by studying the Company’s average five-year experience. Industry experience is considered where the Company’s experience is not sufficient to be statistically valid

•    Long-term care and critical illness insurance assumptions are developed in collaboration with reinsurers and largely based on their experience

•    For those benefits where the Company or industry experience is limited, larger provisions for adverse deviation are included
• For products for which the morbidity is a significant assumption, a 5% adverse change in the morbidity assumption would reduce net income by about $110 million
Policy termination rates — the rates at which policies terminate prior to the end of the contractual coverage periods

•    The best estimate assumptions are determined annually by studying the Company’s average five-year experience. Industry experience is considered where the Company’s experience is not sufficient to be statistically valid

•    Rates may vary by plan, age at issue, method of premium payment and policy duration

•    Assumptions for premium cessation occurring prior to termination of the policy are required for universal life contracts

•    For products for which fewer terminations would be financially adverse to the Company, a 10% decrease in the termination rate assumption would decrease net income by about $170 million

•    For products for which more terminations would be financially adverse to the Company, a 10% increase in the termination rate assumption would decrease net income by about $130 million

Operating expenses and inflation — actuarial liabilities provide for future policy-related expenses

•    The best estimate assumptions are determined annually and based on recent Company experience

•    The increases assumed in future expenses are consistent with the future interest rates used in the scenario testing under the standards established by the Canadian Institute of Actuaries
• A 5% increase in unit expenses would result in a decrease in net income of about $140 million

Sun Life Financial Inc.	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fair Value of Investments
As described in Note 1 to SLF Inc.’s 2009 Consolidated Financial Statements, the majority of the Company’s financial assets are recorded at fair value.
Held-for-trading and available-for-sale bonds and stocks are recorded at fair value. Changes in fair value of held-for-trading assets are recorded in income, while changes in fair value of available-for-sale assets are recorded in other comprehensive income (OCI), a component of equity. The fair value of publicly traded fixed maturity and equity securities is determined using quoted market bid prices in active markets that are readily and regularly obtainable, when available. When quoted prices in active markets are not available, management judgment is required to estimate the fair value using market standard valuation methodologies, which include matrix pricing, consensus pricing from various broker dealers that are typically the market makers, discounted cash flows, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are primarily using observable market inputs, which include, but are not limited to, benchmark yields, issuer spreads, reported trades of identical or similar instruments and prepayment speeds. Prices obtained from independent pricing services are validated through back-testing to trade data, comparisons to observable market inputs or other economic indicators, and other qualitative analysis to ensure that the fair value is reasonable. For fair value that is based solely on non-binding broker quotes that cannot be validated to observable market data, the Company typically considers the fair value to be based on unobservable inputs, due to a general lack of transparency in the process that the brokers use to develop the prices. The changes in fair value of assets with unobservable market inputs backing actuarial liabilities are expected to be largely offset by changes in those liabilities.
The fair value of non-publicly traded bonds is determined using a discounted cash flow approach that includes provisions for credit risk, liquidity premium, and the expected maturities of the securities. Since quoted market prices are not readily and regularly obtainable, management judgment is required to estimate the fair value of these bonds. The valuation techniques used are based primarily on observable market prices or rates.
Derivative financial instruments are recorded at fair value with changes in fair value recorded to income unless the derivative is part of a qualifying hedging relationship. The fair value of derivative financial instruments depends upon the type of derivative and is determined primarily using observable market inputs. Fair values of exchange-traded futures are based on the quoted market prices. When quoted market prices are not readily available, management estimates fair value using valuation models dependent on the type of the derivative. The fair value of interest rate and cross-currency swaps and forward contracts is determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of common stock index swaps and options is determined using the value of underlying securities or indices and option pricing models using index prices, projected dividends and volatility surfaces.
Real estate held for investment is initially recorded at cost and the carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. The fair value of real estate is determined by external appraisals, using expected future net cash flows discounted at current market interest rates.
Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity.
Due to their nature, the fair values of policy loans and cash are assumed to be equal to their carrying values, the amounts that these items are recorded on the balance sheet. Cash equivalents and short-term securities are recorded at fair value, which is determined based on market yields.
Other invested assets designated as held-for-trading and available-for-sale are primarily investments in segregated funds and mutual funds. These are reported on the consolidated balance sheets at fair value. The fair value of other invested assets is determined by reference to quoted market prices. Other invested assets designated as available-for-sale also include investments in limited partnerships, which are accounted for at cost.

Sun Life Financial Inc.	14

MANAGEMENT’S DISCUSSION AND ANALYSIS
Other-than-Temporary Impairment of Financial Assets and Allowance for Investment Losses
Changes in the fair value of available-for-sale bonds and stocks are recorded to unrealized gains and (losses) in OCI.
Available-for-sale bonds are tested for impairment on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal. Where there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other-than-temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets. As a result of the adoption of the amendments to Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 in the fourth quarter of 2009, which are described in Note 2 of SLF Inc.’s 2009 Consolidated Financial Statements, if the fair value of an available-for-sale bond recovers after an impairment loss is recognized and the recovery can be objectively related to an event occurring after the impairment loss is recognized in net income, the impairment loss is reversed, with the amount of the impairment loss reversal recognized into net income. Prior to this amendment, once an impairment loss on an available-for-sale bond was recorded to income, it could not be reversed. During the year ended December 31, 2009, the Company did not have any impairment loss reversals on available-for-sale bonds. Following impairment loss recognition or reversal, available-for-sale bonds continue to be recorded at fair value with changes in fair value recorded to OCI and they are tested quarterly for further impairment loss or reversal. Interest is recognized on previously impaired available-for-sale bonds in accordance with the effective interest rate method.
Available-for-sale stocks are tested for impairment on a quarterly basis. All equity instruments in an unrealized loss position are reviewed quarterly to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument below its cost. If, as a result of this review, the security is determined to be other-than-temporarily impaired, it is written down to its fair value. When this occurs, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets in the consolidated statements of operations.
During the year ended December 31, 2009, the Company wrote down $185 million of impaired available-for-sale assets as compared to $318 million during the year ended December 31, 2008. Approximately $3 million of the write-down during 2009 related to impaired available-for-sale bonds that were part of fair value hedging relationships. These assets were written down since the length of time that the fair value was less than the cost or the extent and nature of the loss indicated that the fair value would not recover. These write-downs are included in net gains (losses) on available-for-sale assets in the consolidated statements of operations.
During 2009, the net charge to the income statement attributable to impairments of held-for-trading assets backing actuarial liabilities amounted to $522 million, as compared to $608 million in 2008.
Mortgages and corporate loans are carried at amortized cost, net of allowances for losses. A mortgage or loan is classified as impaired when there is no longer assurance of the timely collection of the full amount of principal and interest. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. The use of different methodologies and assumptions may have a material effect on the estimates of net recoverable amount. Management considers various factors when identifying the potential impairment of mortgages and corporate loans. In addition to the Company’s ability and intent to hold these invested assets to maturity or until a recovery in value occurs, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values. Increases in the allowances are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired.
As at December 31, 2009, the Company had net allowances for losses of $116 million on impaired mortgages and corporate loans as compared to $23 million during the year ended December 31, 2008. These allowances for losses were recognized since there was no longer reasonable assurance over collection of the estimated future cash flows. These allowances for losses are included in the other net investment income in the consolidated statement of operations.

Sun Life Financial Inc.	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
Goodwill and Other Intangibles
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. Goodwill is not amortized, but is assessed for impairment by comparing the carrying values of the appropriate reporting units to their respective fair values. Goodwill is assessed for impairment annually. Goodwill assessment may occur in between annual periods if events or circumstances occur that may result in the fair value of a reporting unit falling below its carrying amount. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value. The fair value of the business and subsidiary segments is determined using various valuation models which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2009, none of the goodwill was written down due to impairment.
The Company had a carrying value of $6.4 billion in goodwill as at December 31, 2009. The goodwill consisted primarily of $3.7 billion arising from the 2002 Clarica acquisition, $1.3 billion arising from the acquisition of Keyport Life Insurance Company in the United States in 2001, $463 million arising from the acquisition of CMG Asia Limited (CMG Asia) in Hong Kong in 2005, $281 million arising from the acquisition of the Genworth EBG business in the United States in 2007, and $180 million from the Lincoln UK acquisition in the United Kingdom in 2009.
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangibles are amortized, while indefinite-life intangibles are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the indefinite life intangible assets’ carrying values to their fair values. If the carrying values of the assets exceed their fair values, these assets are considered impaired and a charge for impairment is recognized. The fair value of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2009, none of the indefinite life intangible assets were written down due to impairment.
The Company’s indefinite-life intangible assets had a carrying value of $252 million as at December 31, 2009. These indefinite-life intangible assets reflected fund management contracts and state licenses.
As at December 31, 2009, the Company’s finite-life intangible assets had a carrying value of $674 million that reflected the value of the field force and asset administration contracts acquired as part of the Clarica Life Insurance Company, CMG Asia, and Genworth EBG.
Income Taxes
Sun Life Financial’s provision for income taxes is calculated based on the expected tax rules of a particular fiscal period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.
Pension Plans and Other Post-Retirement Benefits
The Company sponsors non-contributory defined benefit pension plans and defined contribution plans for eligible qualifying employees. Effective January 1, 2009, all new employees in Canada participate in a defined contribution plan. Existing employees continue to accrue future benefits in the prior defined benefit plan. In general, the pension plan open to new entrants is a defined contribution plan. In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependents upon meeting certain requirements. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits.
Due to the long-term nature of these plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, expected long-term rates of return on assets, rates of compensation increases, medical cost rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. Actual experience may differ from the assumed rates, which would impact the pension benefit expenses and accrued benefit obligations in future years. Details of the Company’s pension and post-retirement benefit plans and the key assumptions used for these plans are included in Note 22 to SLF Inc.’s 2009 Consolidated Financial Statements.

Sun Life Financial Inc.	16

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following table provides the potential sensitivity of the benefit obligation and expense for pension and post-retirement benefits to changes in certain key assumptions based on pension and post-retirement obligations as at December 31, 2009. The sensitivities provided are hypothetical only, and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities. The sensitivities are forward-looking information and are based on the assumptions set out and subject to the risk factors described under Forward-looking Information on page 3.
Sensitivity of Key Assumptions

($ millions)	Pension		Other post-retirement
	Obligation	Expense	Obligation	Expense

Impact of a 1% change in key assumptions
Discount rate
Decrease in assumption	$358	$36	$32	$2
Increase in assumption	(309)	(34)	(29)	(2)

Expected long-term rate of return on plan assets
Decrease in assumption	—	(20)	—	—
Increase in assumption	—	20	—	—

Rate of compensation increase
Decrease in assumption	(44)	(10)	—	—
Increase in assumption	46	10	—	—
Changes in Accounting Policies
Changes in Accounting Policies in 2009
In 2009, SLF Inc. adopted the following accounting standards and policies. Additional information is provided in Note 2 to SLF Inc.’s 2009 Consolidated Financial Statements.
Goodwill and Intangible Assets
On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. Section 3064 replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from International Financial Reporting Standards (IFRS). The adoption of this Section did not have a material impact on the Company’s 2009 Consolidated Financial Statements.
Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Effective January 1, 2009, the Company adopted the CICA Emerging Issues Committee (EIC) Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC 173). EIC 173 clarifies how an entity’s own credit risk and that of the relevant counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The new guidance did not have a material impact on the Company’s 2009 Consolidated Financial Statements.
Effective Interest Method for Financial Instruments Subsequent to Recognition of an Impairment Loss
In June 2009, the Company retroactively adopted amendments to CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement. The amendments clarify that, subsequent to the recognition of an impairment loss, the rate used to determine the impairment loss is used to calculate interest income on the impaired debt security. The amendments make the application of the effective interest method under Section 3855 consistent with the application of this method under IFRS. The adoption of these amendments did not have a material impact on the Company’s 2009 Consolidated Financial Statements.

Sun Life Financial Inc.	17

MANAGEMENT’S DISCUSSION AND ANALYSIS
Impairment of Financial Assets
In the third quarter of 2009, the CICA issued amendments to CICA Handbook Section 3855. The amendments include a revision of the definition of loans and receivables. As a result of the amended definition, debt instruments with fixed and determinable payments that are not quoted in an active market may be classified as loans and receivables and impairment of these loans would be assessed following CICA Handbook Section 3025, Impaired Loans, which assesses and measures impairment losses on an incurred credit loss basis. Impairment of held-to-maturity investments will also be measured on this basis. Loans and receivables that an entity intends to sell immediately or in the near term must be classified as held-for-trading and those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available-for-sale. The amendments also require the reversal of impairment losses on available-for-sale debt instruments through profit and loss in a subsequent period when the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. The amendments also permit reclassifications from available-for-sale and held-for-trading to loans and receivables under certain circumstances. The Company adopted these amendments in the fourth quarter of 2009 effective as of January 1, 2009. The adoption of these standards did not have a material impact on the Company’s 2009 consolidated financial statements.
Financial Instrument Disclosures
In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments — Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments are effective for annual consolidated financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in IFRS. The Company included these additional disclosures in Notes 5 and 6 of SLF Inc.’s 2009 Consolidated Financial Statements.
International Financial Reporting Standards
In accordance with the requirements of the Canadian Accounting Standards Board, Sun Life Financial will adopt International Financial Reporting Standards (IFRS) as of January 1, 2011 with comparatives for the prior year. The Company’s IFRS changeover plan addresses key elements of conversion to IFRS including:
•	Education and training

•	Accounting policy changes and financial reporting

•	Information technology and data systems

•	Impacts on business activities

•	Internal controls over financial reporting
The transition to IFRS is progressing according to plan and is in the detailed implementation phase, which includes the establishment of an IFRS general ledger. Standards and interpretations under IFRS continue to evolve and the Company will amend its changeover plan where appropriate.
The measurement differences between Canadian GAAP and IFRS will have an impact on the opening financial position of the Company at transition. As well, the results of operations under IFRS will differ from Canadian GAAP. The Company, together with other industry participants, is discussing the impact of IFRS adoption with OSFI.
Significant areas of impact that have been identified to date are summarized below.
•	Investment Contracts — The Company expects minor measurement differences to arise on those insurance contacts classified as investment contracts under IFRS. Measurement of insurance contracts (representing more than 90% of existing insurance contracts) will remain the same and continue to be valued under the Canadian Asset Liability Method, the current Canadian GAAP methodology.

•	Real estate — All properties (other than owner-occupied properties), will be classified as investment property and measured at fair value under IFRS. Owner-occupied properties will be classified as property, plant and equipment and measured at cost less depreciation.

Sun Life Financial Inc.	18

MANAGEMENT’S DISCUSSION AND ANALYSIS
•	Consolidation and Presentation — The concept of control under IFRS will require the consolidation of certain structured entities currently not consolidated under current Canadian GAAP. In addition, reinsurance recoverable may no longer be netted against insurance contract liabilities under IFRS. The impact of these changes will result in certain asset and liability balances being presented on a gross basis.

•	Goodwill — Impairment testing will be conducted at a more granular level known as the “cash generating unit” under IFRS compared to the testing at a “reporting unit” level for Canadian GAAP. The Company anticipates that the amount of goodwill carried under IFRS will be lower than under Canadian GAAP.

•	Re-designations — Certain financial instruments designated as “held for trading” under Canadian GAAP will require re-designation as “available for sale” or “loans and receivables”.

•	Hedge Accounting — IFRS does not permit the use of the short-cut method or the critical terms match method for the assessment of hedge effectiveness. As a result, the Company expects additional ineffectiveness from hedging relationships to be reported under IFRS.

•	Stock-based Compensation — Certain awards granted by a subsidiary of the Company that were treated as equity settled awards and measured at fair value at the date of grant will be considered cash settled liabilities under IFRS and be re-measured at fair value at each reporting date until the awards are settled in cash, which may impact the Company’s operating expenses under IFRS.
IFRS 1 is a financial reporting standard that stipulates the requirements for an entity that is preparing IFRS compliant statements for the first time, and applies at the time of changeover. IFRS 1 provides for optional exemptions to the general rule of retrospective application of IFRS. While the Company has not finalized decisions, it currently expects to elect the following exemptions to retrospective application:
•	Employee benefits — The Company expects to recognize unamortized actuarial gains and losses in retained earnings on transition to IFRS instead of deferring and amortizing these balances in future earnings.

•	Foreign currency — The Company expects to reset the cumulative translation gains and losses to nil at transition (reverse against retained earnings) instead of computing the translation gain and loss amounts retrospectively under IFRS.

•	Business Combinations — The relevant standard under IFRS may be applied retrospectively or prospectively on transition. The Company expects to elect not to restate acquisitions prior to the IFRS transitional date of January 1, 2010.
There are other key standards impacting insurers that are currently under development at the International Accounting Standards Board, and are likely to be effective in 2013 or later. These include the development of standards for the measurement of insurance contracts, as well as, the review and replacement of the standard on financial instruments. The release of the exposure draft on measurement changes to insurance contracts is expected in mid 2010 and as a result the impact of these future developments is unknown at this time.
Controls and Procedures
The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO), the Executive Vice-President and Chief Financial Officer (CFO) and the Executive Vice-President and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2009, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2009.

Sun Life Financial Inc.	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2009, based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2009.
The Company’s internal control over financial reporting as of December 31, 2009, has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2009. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2009.
Changes in Internal Control over Financial Reporting
No changes were made in the Company’s internal control over financial reporting for the period beginning January 1, 2009 and ended December 31, 2009 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.
Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP and certain non-GAAP financial measures. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors — Financial Results & Reports — Year-end Reports.
Management measures the Company’s performance based on operating earnings and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that management uses include (i) financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations; (ii) adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue; (iii) pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS; (iv) assets under management, mutual funds, managed funds and other AUM, and (v) the value of new business is used to measure overall profitability, which is based on actuarial amounts for which there are no comparable amounts under GAAP.
Estimated adjusted earnings from operations and market sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP and for which a reconciliation is not possible as they are forward-looking information. Reconciliations of those amounts to the most directly comparable GAAP measures are not accessible on a forward-looking basis because the Company believes it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period and may have a significant impact on estimated GAAP net income in 2010.

Sun Life Financial Inc.	20

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following amounts were not included in the Company’s operating earnings in the prior 3 years.
In the first quarter of 2009, the Company incurred an after-tax charge of $27 million for restructuring costs taken as part of the Company’s actions to reduce expense levels and improve operational efficiency.
In the fourth quarter of 2008, the Company sold its 37% interest in CI Financial for $2.2 billion. The after-tax gain of $825 million was not included in the 2008 operating earnings.
In 2007, the Company recorded after-tax charges to earnings of $10 million for re-branding expenses in Canada, $4 million for integration costs related to the acquisition of the Genworth EBG business, $43 million in relation to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium paid to redeem US$600 million of 8.53% Partnership Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust I.
The impact of the items described above on the Company’s operating earnings and operating EPS is shown in the following tables.
Reconciliation of Operating Earnings

($ millions)	2009	2008	2007

Reported Earnings (GAAP)	534	785	2,219
After-tax gain (loss) on special items
Clarica brand write-off	—	—	(43)
Re-branding expenses in Canada	—	—	(10)
EBG integration costs	—	—	(4)
Premium paid to redeem Partnership Capital Securities	—	—	(18)
Gain on sale of interest in CI Financial		825	—
Restructuring costs to reduce expense levels	(27)	—	—

Total special items	(27)	825	(75)

Operating earnings	561	(40)	2,294

Impact of special items on diluted operating EPS

($ per share)	2009	2008	2007

EPS — Reported (GAAP)	0.94	1.37	3.85

Net gains (losses) on special items	(0.05)	1.47	(0.13)
EPS — Operating	0.99	(0.10)	3.98

Sun Life Financial Inc.	21

MANAGEMENT’S DISCUSSION AND ANALYSIS
FINANCIAL PERFORMANCE
2009 Consolidated Results of Operations
Common Shareholders’ Net Income
Common shareholders’ net income of $534 million in 2009 decreased by $251 million from $785 million in 2008. Operating earnings for the twelve months ended December 31, 2009 were $561 million, compared to an operating loss of $40 million for the same period in 2008. Operating earnings for the full-year 2009 excluded after-tax charges of $27 million for restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency. Operating earnings for the full-year 2008 excluded an after-tax gain of $825 million related to the sale of the Company’s interest in CI Financial.

($ millions, unless otherwise noted)	2009	2008	2007

Total net income	622	857	2,290
Less:

Participating policyholders’ net income	9	2	2
Dividends paid to preferred shareholders	79	70	69

Common shareholders’ net income	534	785	2,219
Adjusted for special items(1)	27	(825)	75

Operating earnings (loss)	561	(40)	2,294

Basic EPS ($) from:
Common shareholders’ net income	0.95	1.40	3.90
Operating earnings (loss)(1)	1.00	(0.07)	4.03

Diluted EPS ($) from:
Common shareholders’ net income	0.94	1.37	3.85
Operating earnings (loss)(1)	0.99	(0.10)	3.98

Common shareholders’ net income (loss) by segment

SLF Canada	866	645	1,050
SLF U.S.	(465)	(1,016)	581
MFS	152	194	281
SLF Asia	76	33	123
Corporate	(95)	929	184

Total	534	785	2,219

(1)	The items not included in operating earnings are described on page 20 under the heading Non-GAAP Financial Measures.
Common shareholders’ net income for the twelve months ended December 31, 2009 was $534 million, compared to $785 million in the same period in 2008. Net income for the full-year 2009 was impacted primarily from downgrades of $670 million on the Company’s investment portfolio, the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter of $513 million and net impairments of $431 million. These adverse impacts were partially offset by the favourable impact of improved equity markets of $306 million and increased interest rates of $206 million on the Company’s results. Results for the twelve months ended December 31, 2008 included the $825 million after-tax gain on sale of CI Financial, which was more than offset by the impact of a steep decline in equity markets of $1,051 million, asset impairments and credit-related losses of $1,264 million, including changes to asset default assumptions in anticipation of higher future credit-related losses of $164 million, and the impact of spread widening.

Sun Life Financial Inc.	22

MANAGEMENT’S DISCUSSION AND ANALYSIS
Impact of Economic Environment
Volatile economic conditions continued throughout 2009. The S&P 500 increased by almost 65% from its March 2009 low, while reporting a return for the full year of 23%. In Canada, the S&P/TSX Composite Index was up 31%. Interest rates increased in 2009 with the U.S. 10-year treasury ending the year at 3.84% and the Canadian 10-year at 3.61%. While numerous economic indicators began to provide some signs of recovery, the credit environment remained difficult throughout the year. Credit rating agencies continued to accelerate the pace of downgrades and the pressure continued on certain asset classes. The impact of these and other significant items affecting 2009 results is shown below.

Significant Items Impacting 2009 Results	Net Income ($ millions)	EPS ($)

Downgrades on the Company’s investment portfolio	(670)	(1.19)
Implementation of equity- and interest rate-related actuarial assumption updates	(513)	(0.91)
Net impairments	(431)	(0.77)
Equity markets (net of hedging)	306	0.54
Interest Rates	206	0.37

Total	(1,102)	(1.96)

Return on Equity
ROE based on common shareholders’ net income was 3.4% in 2009, down from 5.1% in 2008 mostly due to lower earnings. Operating ROE in 2009, which does not include after-tax charges of $27 million for restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency, was 3.5% in 2009, compared with negative 0.3% in 2008. The negative operating ROE in 2008 resulted from the 2008 fully diluted operating loss per share of $0.10 arising from the operating losses as noted above.
Assets Under Management
The Company’s AUM consist of general funds, segregated funds and other AUM(1). Other AUM includes mutual and managed funds which include institutional and other third-party assets managed by the Company.
Total AUM were $432.6 billion as at December 31, 2009, compared to $381.1 billion as at December 31, 2008. The increase of $51.5 billion between December 31, 2008 and December 31, 2009 resulted primarily from:
(i)	positive market movements of $47.5 billion;

(ii)	net sales of mutual, managed and segregated funds of $25.6 billion;

(iii)	an increase of $4.9 billion from the change in value of held-for-trading assets;

(iv)	an increase of $6.6 billion in segregated funds and $1.3 billion in general funds arising from the acquisition of the Lincoln U.K. business; and

(v)	business growth of $2.7 billion, mostly in the wealth businesses; partially offset by

(vi)	a decrease of $37.1 billion from a strengthening Canadian dollar against foreign currencies compared to the prior period exchange rates.
The Company’s general fund assets were $120.1 billion at December 31, 2009, up $249 million, from the December 31, 2008 level. The increase in general fund assets resulted primarily from:
(i)	an increase of $4.9 billion from the change in value of held-for-trading assets;

(ii)	a gain of $2.7 billion from business growth; and

(iii)	an increase of $1.3 billion from the acquisition of the Lincoln U.K. business; partially offset by

(iv)	a decrease of $8.7 billion from the strengthening of the Canadian dollar against foreign currencies.

(1)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are Non-GAAP Financial Measures. See the section under the heading Non-GAAP Financial Measures on page 20.

Sun Life Financial Inc.	23

MANAGEMENT’S DISCUSSION AND ANALYSIS
Segregated fund assets were $81.3 billion as at December 31, 2009, compared to $65.8 billion as at December 31, 2008. The increase in segregated fund assets was due to an increase of $11.1 billion from equity market improvements, $6.6 billion from the acquisition of the Lincoln Financial business in the United Kingdom and net sales of $2.2 billion, partially offset by an unfavourable currency impact of $4.4 billion.
Other AUM, which includes MFS assets under management of $197.2 billion, grew to $232.0 billion, $35.8 billion higher than as at December 31, 2008. Improving market conditions increased values by $36.4 billion and net sales for the year further increased the AUM by $23.4 billion. These increases were partially offset by the unfavourable Impact of $24.0 billion related to currency fluctuations.
Revenue
Under Canadian GAAP, revenues include: (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) fee income received for services provided and (iii) net investment income (comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments). Under Canadian GAAP, segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks that support actuarial liabilities are designated as held-for-trading and consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When an asset backing liabilities is written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company’s accounting policies can be found on page 11 of this MD&A under the heading, Critical Accounting Policies and Estimates.
Total Revenue

($ millions)	2009	2008	2007

Premiums
Annuities	4,795	3,592	3,530
Life insurance	6,380	5,928	6,010
Health insurance	4,335	4,067	3,584

Total premiums	15,510	13,587	13,124
Net investment income (loss)	9,392	(767)	4,852
Fee Income	2,670	2,743	3,212

Total	27,572	15,563	21,188

The Company’s total revenue for the year ended December 31, 2009 increased to $27.6 billion, up $12.0 billion from 2008 primarily from higher net investment income. Net investment income was $9.4 billion for the twelve months ended December 31, 2009, compared to net investment losses of $767 million for the same period in 2008. The increase was primarily due to the improved market conditions that resulted in fair value gains on held-for-trading assets and non-hedging derivatives during 2009 of $4.0 billion compared to losses of $7.6 billion in 2008. The improvement was partly offset by the pre-tax gain of $1.0 billion on the sale of the Company’s interest in CI Financial included in the 2008 investment income. Premium income was also higher by $1.9 billion in 2009 with business growth in all categories. Revenue growth also included the benefit of $886 million from favourable currency fluctuations.
Annuity premiums of $4.8 billion in 2009 were up $1.2 billion from the same period in 2008, with an increase of $668 million in SLF U.S., mostly from higher fixed annuity sales and a favourable benefit of $194 million from currency fluctuations. SLF Canada annuity premiums were higher by $559 million mostly due to growth in the Individual Wealth business.

Sun Life Financial Inc.	24

MANAGEMENT’S DISCUSSION AND ANALYSIS
Life insurance premiums of $6.4 billion were higher by $452 million in 2009 compared to 2008. SLF US life premiums were up by $296 million mainly due to increased deposits from the core insurance products and a favourable benefit of $156 million from currency. SLF Asia Hong Kong premiums were also higher by $126 million including gains of $35 million from currency fluctuations.
Health insurance premiums increased $268 million, to $4.3 billion in 2009, mainly attributable to growth in the Group Health business in SLF Canada and SLF US. The increase of $160 million in SLF US also included $103 million from the positive impacts of currency fluctuations.
Net investment income in 2009 was $9.4 billion compared to net investment losses of $767 million in 2008. The increase was mainly due the net improvement in the value of held-for-trading assets and higher fair value of non-hedging derivatives of $11.5 billion. These items were largely offset by a corresponding increase in actuarial liabilities. The increases were partially offset by a pre-tax gain of $1.0 billion on the sale of the Company’s interest in CI Financial included in the 2008 investment income, increased asset provisions and earnings on equity investments, mostly from due to sale of the Company’s interest in CI Financial in 2008.
Fee income of $2.7 billion earned during 2009 was down by $73 million from 2008. The decrease was mostly a result of a reduction of $137 million in MFS due to decreased fees on lower average net assets. The decrease was partly offset by increased fee income in both SLF Canada and SLF U.S.
Adjusted Revenue(1)

($ millions)	2009	2008

SLF Canada	11,407	7,927
SLF U.S.	11,714	3,817
MFS	1,251	1,381
SLF Asia	1,813	498
Corporate	1,387	1,940

Total as reported	27,572	15,563
Impact of currency changes and changes in the value of held-for-trading assets and derivative instruments	3,251	(8,117)

Total adjusted revenue	24,321	23,680

(1)	Adjusted revenue is a non-GAAP Measure.
After adjusting for the impact of currency and fair value changes in held-for-trading assets (adjusted revenue), 2009 revenue of $24.3 billion was $641 million higher than in 2008. Premium income was up $1.4 billion excluding the impact of currency and gains on sale of available for sale assets were higher by $236 million. These increases were partly offset by a reduction of $1.0 billion arising from the pre-tax gain on the sale of the Company’s interest in CI Financial in the fourth quarter of 2008 investment income.
Policy Benefits
The Company has diverse current and future benefit payment obligations that affect overall earnings, such as payments to policyholders, beneficiaries and depositors, net transfers to segregated funds and the increase to actuarial liabilities. Payments to policyholders, beneficiaries and depositors in 2009 were $13.5 billion, down $318 million from 2008. The main reason for the reduction was a lower level of maturities and surrenders, mostly in the SLF US annuity business partly offset by higher benefit payments from growth in group health businesses in both SLF Canada and SLF US.
Policy Benefits

($ millions)	2009	2008	2007

Payments to policyholders, beneficiaries and depositors	13,457	13,775	14,244
Net transfers to segregated funds	860	539	952
Increase (decrease) in actuarial liabilities	7,697	(4,429)	(2,515)

Total	22,014	9,885	12,681

Changes in actuarial liabilities reflected an increase of $7.7 billion in 2009 compared to a decrease of $4.4 billion in 2008. The change of $12.1 billion included an increase of $11.5 billion related to the corresponding change in market values of held-for-trading assets and lower releases from related policyholder payments.

Sun Life Financial Inc.	25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Review of actuarial methods and assumptions
Management makes judgments involving assumptions and estimates relating to the Company’s obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products. The Company’s benefit payment obligations are estimated over the life of its annuity and insurance products, based on internal valuation models, and are recorded in its financial statements, primarily in the form of actuarial liabilities. The Company reviews these assumptions each year, generally in the third and fourth quarters, and revises these assumptions, if appropriate.
In 2009, the net impact of the review and update of actuarial method and assumption changes resulted in a net increase in actuarial liabilities of $1,239 million. Details of changes in assumptions made in 2009 by major category are provided below.

Assumption	Increase (Decrease)	Comments
	in actuarial
($ millions)	liabilities

Mortality/Morbidity	(137)	Improved mortality experience on both life insurance and savings products
Lapse and other policyholder behaviour	375	Updates to policyholder behaviour assumptions in the Company’s individual insurance business.
Expense	119	Impact of reflecting recent experience studies in several of the Company’s businesses
Investment Returns	987	Driven primarily from negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter of 2009 and cumulative changes in Conditional Tail Expectation levels related to changes in equity market levels experienced during 2009.
Other	(105)

Total	1,239

Additional information on estimates relating to the Company’s obligation to policyholders, including the methodology and assumptions used in their determination, can be found in the Accounting and Control Matters section of this MD&A under the heading Critical Accounting Policies and Estimates and Note 9 to SLF Inc.’s 2009 Consolidated Financial Statements.
Expenses and Other
Commission expenses increased by $117 million, in 2009 from the 2008 amount of $1.5 billion mainly from commissions related to sales increases in SLF US. Individual Life and Annuities.
Expenses & Other

($ millions)	2009	2008	2007

Commissions	1,662	1,545	1,811
Operating expenses	3,142	2,979	3,183
Intangibles amortization	34	24	77
Premium taxes	222	227	240
Interest expenses	403	366	349
Income taxes	(542)	(343)	522
Non-controlling interests in net income of subsidiaries	15	23	35
Participating policyholders’ net income	9	2	2
Dividends to preferred shareholders	79	70	69

Total	5,024	4,893	6,288

Operating expenses of $3.1 billion in 2009 were $163 million higher than 2008. The year over year weakening of the Canadian dollar relative to the US currency accounted for $102 million of the increase. Without the effect of currency fluctuations the expense increase of $61 million resulted from an increase of $30 million in SLF UK., mostly related to the acquisition of the Lincoln UK business and an increase in Corporate expenses related to restructuring costs of $38 million reported in the first quarter of 2009, increased expenditure from marketing initiatives and infrastructure renewal costs for information technology. These increases were partly offset by reductions in SLF Canada and MFS from cost saving initiatives. Interest expenses rose by $37 million over 2008 to $403 million in 2009, reflecting the increased cost from additional debt issuances in 2009.

Sun Life Financial Inc.	26

MANAGEMENT’S DISCUSSION AND ANALYSIS
Income Taxes
The Company has a statutory tax rate of 32%, which is reduced by a relatively steady stream of tax benefits, such as lower tax in foreign jurisdictions, a range of tax exempt investment income sources and other sustainable tax benefit streams that, in combination with a normal level of pre-tax income, decrease the Company’s effective tax rate to an expected range of 18 to 22%.
During 2009, the Company had a tax recovery of $542 million on income before taxes and non-controlling interest of $95 million, leading to a negative effective tax rate of 571%. This compares to a tax recovery of $343 million in 2008 on income before income taxes and non-controlling interest of $537 million in 2008, and a negative effective tax rate of 64% in 2008.
The Company’s effective tax rates in 2009 and 2008 were significantly affected by lower pre-tax income levels in those years. While the total of the Company’s non-temporary differences in 2009 was consistent with 2008, its pre-tax income was lower which amplified the impact of non-temporary differences on the 2009 effective tax rate.
Furthermore, a tax benefit recorded in the consolidated statements of operations as a result of the enactment of the Canadian tax rules relating to CICA Handbook Section 3855 increased the income tax recovery in 2009 by $174 million. This tax benefit was partially offset by an increase in actuarial liabilities of $135 million, resulting in a net increase in total net income of $39 million in 2009. In addition, a release of the valuation allowance on future tax assets relating to investment impairment losses previously recorded in SLF U.S. increased the tax recovery in 2009 by $101 million. The impact of the above items, combined with losses in higher taxed jurisdictions, most notably in the United States, contributed to the income tax recovery in 2009.
Impact of Currency
The Company has operations in key markets worldwide, including the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generates earnings in local currencies in these jurisdictions, which are translated into Canadian dollars. The bulk of the Company’s exposure to movements in foreign exchange is to the U.S. dollar.
Items impacting the Company’s consolidated statement of operations are translated back to Canadian dollars using average exchange rates for the respective period. For items impacting the consolidated balance sheet, period end rates are used for currency translation purposes.
In general, the Company’s net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. In a period of net losses, the weakening of the Canadian dollar can exacerbate losses. The relative impact of currency in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in the Company’s foreign operations. The Company generally expresses the impact of currency on net income on a year-over-year basis. During the fourth quarter of 2009 and for the full year 2009, the Company’s overall reported net income decreased by $12 million and $28 million, respectively, as a result of movements in foreign exchange rates.
Fourth Quarter 2009 Performance
The Company reported net income attributable to common shareholders of $296 million for the quarter ended December 31, 2009, compared with net income of $129 million in the fourth quarter of 2008. The Company reported operating income of $296 million for the fourth quarter of 2009 compared with an operating loss of $696 million in the fourth quarter of 2008.
Net income in the fourth quarter of 2009 reflected a return to more favourable market conditions including the positive impact of asset liability rebalancing, improvements in equity markets and increased interest rates. Net income in the fourth quarter also benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on the Company’s investment portfolio and lower asset reinvestment gains from changes in credit spreads.
Results in the fourth quarter of 2008 included an after-tax gain of $825 million related to the sale of the Company’s interest in CI Financial, which was more than offset by the unfavourable impact of a steep decline in equity markets of $682 million, changes to asset default assumptions in anticipation of higher future credit-related losses of $164 million, asset impairments of $155 million, the impact of spread widening of $155 million and reserve increases for downgrades on the investment portfolio of $55 million. Return on equity (ROE) for the fourth quarter of 2009 was 7.6% compared with 3.3% for the fourth quarter of 2008. The increase in ROE resulted from earnings per share of $0.52 compared to $0.23 in the fourth quarter of 2008.

Sun Life Financial Inc.	27

MANAGEMENT’S DISCUSSION AND ANALYSIS
Performance by Business Group
SLF Canada had net income of $243 million in the fourth quarter of 2009 compared to a loss of $55 million in the fourth quarter of 2008. Earnings in the fourth quarter of 2009 benefited from improved equity markets, the favourable impact of asset liability rebalancing, increased interest rates, and various tax-related items, including a one-time benefit of the tax rate reductions enacted in Ontario. Results in the fourth quarter of 2008 included charges of $203 million from the impact of declining equity markets, $75 million from declining interest rates, and $48 million related to asset default assumptions in anticipation of higher future credit-related losses. These decreases were partially offset by the favourable impact of asset liability rebalancing as well as the impact of favourable morbidity experience. Earnings in the fourth quarter of 2008 also included $17 million from the Company’s 37% ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008.
SLF U.S. had a loss of US$8 million in the fourth quarter of 2009 compared to a loss of US$576 million in the fourth quarter of 2008. Results in the fourth quarter of 2009 were driven primarily by losses in Annuities partially offset by favourable results in Individual Insurance and the Employee Benefits Group. The losses in the fourth quarter were attributable primarily to net credit impairments, reserve increases for downgrades on the investment portfolio, and lower asset reinvestment gains from changes in credit spreads. These losses were partially offset by the favourable impact of asset liability rebalancing, equity markets and increased interest rates. Results in the fourth quarter of 2008 were driven mainly by an increase in annuity reserves required by the impact of declining equity markets, the negative impact of credit spreads, reserve increases for downgrades on the investment portfolio, asset impairments and changes to asset default assumptions in anticipation of higher future credit-related losses.
MFS had net income of US$47 million in the fourth quarter of 2009, compared to net income of US$25 million in the fourth quarter of 2008. The increase in earnings from the fourth quarter of 2008 was primarily due to higher average net assets, which increased to US$181 billion in the fourth quarter of 2009 from US$133 billion in the fourth quarter of 2008 as a result of strong net sales and asset appreciation.
Fourth quarter net income for SLF Asia was $27 million compared to net income of $16 million in the fourth quarter of 2008. The increase in earnings from the fourth quarter of 2008 was primarily due to improved market conditions and favourable mortality and credit experience in Hong Kong.
The Corporate segment had a loss of $14 million in the fourth quarter of 2009 compared to net income of $817 million in the fourth quarter of 2008. SLF U.K. had a net income of $9 million in the fourth quarter of 2009 compared to net income of $40 million in the fourth quarter of 2008. The decrease of $31 million in SLF U.K. earnings was primarily as a result of the adverse impact of changes in interest rates and equity values, including hedge impacts. In Corporate Support, net losses in the fourth quarter of 2009 were $23 million compared to earnings of $777 million one year earlier. Corporate Support results in the fourth quarter of 2009 reflect favourable mortality experience in the Company’s life retrocession reinsurance business, offset by updates to policyholder behaviour in the run-off reinsurance business. Results in Corporate Support for the fourth quarter of 2008 include an after-tax gain of $825 million related to the sale of the Company’s interest in CI Financial.
Additional Financial Disclosure
Revenues for the fourth quarter of 2009 were $5.0 billion, up $287 million from the comparable period a year. An improvement of $2.0 billion from the increase in fair value of held for trading assets was partly offset by a reduction of $720 million from derivative income and a reduction in other investment income of $1.2 billion which included a pretax gain of $1.0 billion on the sale of the company’s interest in CI Financial in the fourth quarter of 2008. Fee income was also higher by $141 million in the fourth quarter of 2009 than 2008. Excluding the impact of currency and fair value changes in held-for-trading assets, fourth quarter 2009 revenue of $5.9 billion was $628 million lower than the same period a year ago with a reduction of $1.0 billion due to the gain on the sale of the company’s interest in CI Financial in the further quarter of 2008 partly offset by an increase in fee income of $219 million and premiums of $245 million mostly from increased life and annuity premiums
Premium revenue was down by $5 million in the fourth quarter of 2009 compared to the same period one year ago, with a reduction of $250 million arising from the strengthening of the Canadian dollar against the U.S. dollar. The increase of $245 million, excluding the effect of currency, mostly arose from higher annuity premiums in SLF Canada and Life premiums in SLF US.

Sun Life Financial Inc.	28

MANAGEMENT’S DISCUSSION AND ANALYSIS
Net investment income of $742 million was $151 million higher in the fourth quarter of 2009 compared to the same period a year ago. The changes in fair market value of held-for-trading assets and derivatives improved net investment income of $1.3 billion in the fourth quarter of 2009 compared to the same period in 2008. This improvement was partly offset by the reduction of $1.0 billion arising from the sale of the company’s interest in CI Financial included in the fourth quarter of 2008 investment income.
Fee income of $771 million in the fourth quarter of 2009 was up by $141 million compared to the same period in the previous year with a decrease of $78 million from the strengthening of the Canadian dollar relative to the U.S. dollar more than offset by increased fees in most of the Company’s operations.
AUM were $432.6 billion as at December 31, 2009, compared to $411.9 billion as at September 30, 2009. AUM increased $20.7 billion, primarily from:
(i)	net sales of mutual, managed and segregated funds of $7.1 billion;

(ii)	positive market movements of $9.8 billion; and

(iii)	an increase of $6.6 billion in segregated funds and $1.3 billion in general funds arising from the acquisition of the Lincoln Financial business in the United Kingdom; partially offset by

(iv)	a decrease of $4.2 billion from the strengthening of the Canadian dollar against foreign currencies.
Quarterly Information
Key quarterly financial information for the two most recent fiscal years is summarized in the following table.

($ millions, unless otherwise noted)	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Common shareholders’ net income (loss)
Operating(1)	296	(140)	591	(186)	(696)	(396)	519	533
Reported	296	(140)	591	(213)	129	(396)	519	533
Diluted EPS (in dollars)
Operating(1)	0.52	(0.25)	1.05	(0.33)	(1.25)	(0.71)	0.91	0.93
Reported	0.52	(0.25)	1.05	(0.38)	0.23	(0.71)	0.91	0.93
Basic Reported in EPS (in dollars)	0.53	(0.25)	1.06	(0.38)	0.23	(0.71)	0.92	0.95
ROE annualized
Operating(1)	7.6%	-3.5%	14.9%	-4.7%	-17.9%	-10.2%	12.9%	13.4%
Reported	7.6%	-3.5%	14.9%	-5.5%	3.3%	-10.2%	12.9%	13.4%
Common shareholders’ net income (loss) by segment
SLF Canada	243	219	210	194	(55)	157	296	247
SLF U.S.	(9)	(413)	364	(407)	(679)	(533)	83	113
MFS	49	43	32	28	30	49	56	59
SLF Asia	27	13	19	17	16	(8)	12	13
Corporate	(14)	(2)	(34)	(45)	817	(61)	72	101

Total	296	(140)	591	(213)	129	(396)	519	533
Total revenue	4,993	8,831	8,720	5,028	4,706	2,560	4,411	3,886
Total AUM ($ billions)	433	412	397	375	381	389	413	415

(1)	Operating earnings, diluted operating EPS and operating ROE are non-GAAP measures and exclude the items described under the heading “Non-GAAP Financial Measures” on page 20.

Sun Life Financial Inc.	29

MANAGEMENT’S DISCUSSION AND ANALYSIS
Third Quarter 2009
The Company reported a loss attributable to common shareholders of $140 million for the third quarter of 2009. The net loss in the quarter was largely as a result of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on the Company’s investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.
Following the second quarter of 2009, the Company announced that it would review and update the equity and interest rate assumptions used to value its variable annuity, segregated fund and certain fixed annuity and individual life liabilities in the third quarter (equity and interest rate assumption updates). Equity related assumption updates, which are part of an annual process to update the Company’s economic assumptions with recent data, were driven by the pronounced equity market volatility experienced over the previous year. The Company’s interest rate-related assumption updates in the third quarter of 2009 were driven primarily by new criteria provided by a committee of the Canadian Institute of Actuaries.
Second Quarter 2009
Sun Life Financial reported net income of $591 million in the second quarter of 2009. Results in the quarter were favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on the Company’s investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.
First Quarter 2009
An operating loss of $186 million was reported for the first quarter of 2009. This operating loss did not include after-tax charges of $27 million for restructuring costs taken as part of the Company’s actions to reduce expense levels and improve operational efficiency. Including these restructuring costs, the Company reported a loss of $213 million. Results in the quarter were impacted by reserve strengthening, net of hedging, related to equity market declines, reserve increases for downgrades on the Company’s investment portfolio, and credit and equity impairments.
Fourth Quarter 2008
Sun Life Financial had net income of $129 million in the fourth quarter of 2008. Excluding the after-tax gain of $825 million related to the sale of the Company’s 37% interest in CI Financial, the Company reported an operating loss of $696 million. Results for the quarter were most significantly impacted by the continued deterioration in global capital markets and included $682 million in charges related to equity markets, $365 million from asset impairments, credit-related write-downs and spread widening, as well as $164 million from changes to asset default assumptions in anticipation of higher future credit-related losses.
Third Quarter 2008
A loss of $396 million was reported in the third quarter of 2008. The Company’s results were significantly impacted by a deterioration in global capital markets and included asset impairments and credit-related losses of $636 million, and $326 million of charges related to equity market impacts.
Second Quarter 2008
The Company reported common shareholders’ net income of $519 million in the second quarter of 2008. Net income in the quarter was affected by a decline in equity markets in the Company’s U.S.-based businesses, the unfavourable impact of interest rate movements and associated hedges, wider credit spreads and credit-related allowances on actuarial reserving requirements, and credit-related losses on asset sales in SLF U.S., as well as the impact of higher interest rates and increased investment in growth in SLF Asia. These decreases were partially offset by favourable morbidity experience as well as the favourable impact of equity markets and higher interest rates in SLF Canada and changes in income tax liabilities in Corporate Support.
First Quarter 2008
Sun Life Financial reported common shareholders’ net income of $533 million for the first quarter of 2008. Net income in the quarter was adversely affected by the decline in equity markets in the Company’s North American businesses, the unfavourable impact of wider credit spreads in SLF U.S. and SLF Asia as well as credit-related allowances in SLF U.S. These decreases were partially offset by gains in SLF U.S., including positive interest rate and hedge experience in Annuities, reduced new business strain in Individual Insurance, and business growth in the Company’s U.S. Employee Benefits Group and the positive effect of income tax-related items in Corporate Support and SLF U.K.

Sun Life Financial Inc.	30

MANAGEMENT’S DISCUSSION AND ANALYSIS
Business Segment Results
Sun Life Financial manages its operations and reports its financial results in five business segments as described on page 6 of this MD&A. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate.
SLF Canada
Business Profile
SLF Canada is a market leader with a client base representing one in five Canadians. Its distribution breadth, strong service and technology infrastructure and brand recognition provide an excellent platform for growth. SLF Canada’s three business units —Individual Insurance & Investments, Group Benefits and Group Wealth — offer a full range of protection and wealth accumulation products and services to individuals and corporate clients.

Strategy
SLF Canada helps clients achieve lifetime financial security throughout their life stages by providing products and advice on insurance and investments through multiple distribution touch points. SLF Canada strengthens its sponsor and advisor partnerships with value-added insight, service and advice to offer increased value to these partners. Additional value is created by enhancing productivity and client service.
SLF Canada will grow its business organically by leveraging its strong brand recognition and client base of six million to offer additional value added products and services. The Company will continue to build strategic partnerships to rapidly build capabilities to capitalize on opportunities.

2009 Business Highlights
•	Individual life and health insurance sales grew by 2% to $163 million and reflected a more profitable product mix. Sales of Individual fixed interest investment products, including accumulation annuities, GICs and payout annuities, grew by 83% to $1.0 billion for the full year 2009 over 2008.

•	Group Retirement Services (GRS) continued to build on its leadership position in the Defined Contribution (DC) industry capturing 41% of the total DC market activity in the first nine months of 2009, as recently reported by LIMRA. Pension rollover sales increased by 16% to $855 million, achieving a record level retention rate of 51% in 2009. GRS continued to deliver strong results, with overall sales increasing to $4.1 billion, an increase of 5% over 2008.

•	Group Benefits delivered strong sales results, with sales up 29% to $331 million for 2009. Group Benefits was also successful in retaining the federal Public Service Health Care Plan contract, the largest group plan in Canada. Sun Life also introduced the new My Life and My Health Choices program, easy-to-buy life and health insurance coverage for plan members retiring or terminating from their group benefit plans.

•	Significant innovation took place during the year to broaden the Individual life, health, and wealth product suite as well as re-pricing and de-risking of segregated funds. In GRS, the new Defined Benefit Solutions business was launched, which offers de-risking solutions to defined benefit pension plan sponsors.

•	Operating expenses were reduced by 1% from 2008 levels, through a program of productivity improvements, while achieving sales growth and client satisfaction targets.

Sun Life Financial Inc.	31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial and Business Results
Summary statement of operations

($ millions)	2009	2008	2007

Premiums	6,952	6,273	6,004
Net investment income	3,757	966	2,586
Fee income	698	688	695

Total revenue	11,407	7,927	9,285
Client disbursements and change in actuarial liabilities	8,777	4,986	6,149
Commissions and other expenses	1,803	1,846	1,868
Income taxes	(54)	435	200
Non-controlling interests in net income of subsidiaries and par policyholders’ income	15	15	18

Common shareholders’ net income (1)	866	645	1,050

(1)	Earnings in 2007 and 2008 included income of $146 and $117, respectively, from the Company’s 37% ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008
Full year earnings for SLF Canada were $866 million compared to $645 million for the same period last year. The increase in earnings of $221 million was mainly attributable to the improved equity markets, credit experience and product changes. This increase was partially offset by the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter, lower gains from asset liability rebalancing and less favorable morbidity. Earnings in 2008 also included $117 million from the Company’s 37% ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008.
Revenue for 2009 was $11.4 billion, an increase of 44% from 2008, with growth of $2.8 billion in net investment income and $679 million in premiums.
SLF Canada’s total AUM were $125.4 billion at the end of 2009, an increase of 12% from 2008 levels. Positive market performance was the primary contributor to the growth in AUM.

Results by Business Unit
Individual Insurance & Investments
SLF Canada’s Individual Insurance & Investments strategy is to achieve profitable growth by expanding distribution touch points and providing a portfolio of products and services across both insurance and wealth, catering to the needs of clients and distribution partners at all points along the advice continuum.
Individual Insurance & Investments’ principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal savings and retirement products include accumulation annuities, payout annuities and segregated funds, including the SunWise Elite Plus funds. These products are marketed through a distinctive, multi-channel distribution model consisting of the exclusive Sun Life Financial Advisor Sales Force and wholesale distribution channels. The Sun Life Financial Advisor Sales Force also distributes mutual funds. Selected products including accidental death insurance and personal health insurance are marketed directly to the Individual client base in partnership with the advice channels.

Sun Life Financial Inc.	32

MANAGEMENT’S DISCUSSION AND ANALYSIS
Individual Insurance & Investments’ earnings increased to $480 million in 2009 from $224 million in 2008 mainly due to the improvement of equity markets and product changes. These were partly offset by the implementation of equity and interest rate-related assumption updates in the third quarter of 2009, lower gains from asset liability rebalancing and lower earnings due to the sale of the Company’s ownership interest in CI Financial.
Despite challenging economic conditions, Individual life and health insurance sales increased by 2% to $163 million for the year ended December 31, 2009. The Sun Life Financial Advisor Sales Force grew to over 3,550 advisors, managers, and specialists.
Individual Wealth sales, excluding mutual funds, increased by $46 million, or 2%, to $3.1 billion in 2009 from higher guaranteed sales. Sales of guaranteed interest products (payout annuities, accumulation annuities, GIC’s) increased 83% over 2008 to $1.0 billion. Segregated fund sales decreased by $408 million, or 16%, over 2008. Mutual fund sales decreased by $277 million, or 24% over 2008.
Group Benefits
SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada, providing services to approximately 13,000 employers with a market share of 22% (based on in-force premiums and premium equivalents for the year ended December 31, 2008). Group Benefits provides life, dental, drug, extended health care, disability and critical illness benefit programs to employers of all sizes, as well as post employment life and health plans to individual plan members. Group Benefits leads in innovation, competing on the strength of an industry-leading technology platform, a unique Total Benefits offering and integrated health, wellness and disability management capabilities (Healthy ReturnsTM). Group Benefits products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors and benefits consultants.
Group Benefits 2009 net income of $233 million decreased by $51 million over 2008 primarily due to less favourable morbidity experience. Based on the 2008 Fraser Study, Group Benefits retained the number two market share position for overall business in-force in Canada and continues to focus on customer service and productivity.
New annualized premiums and premium equivalents, increased by $75 million to $331 million in 2009. Client retention remained strong, with cancellation rates at 4% of premium and premium equivalents. This led to business in-force increasing by 5% from December 31, 2008, to $6.9 billion as at December 31, 2009.
Group Wealth
SLF Canada’s Group Wealth business unit consists of the GRS operation as well as the Company’s 66% economic interest in McLean Budden Limited, a premier institutional provider of investment management services in Canada. With a 36% market share(1), GRS is the leading provider of defined contribution plans in Canada, serving over one million plan participants at the end of 2009. GRS also offers other group retirement services and products, including investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, pensioner payroll services and solutions for de-risking defined benefit pension plans.
GRS’s solutions meet the complex plan and service requirements of medium to large organizations, while providing cost-effective solutions to the small employer market. GRS continues to launch innovative solutions to meet the emerging needs of the pension market to further enhance its leadership position. GRS distributes its products and services through a multi-channel distribution network of pension consultants, advisors and teams dedicated to the rollover sector and defined benefit solutions.
Group Wealth net income increased to $153 million in 2009 from $137 million in 2008 primarily from the favourable impact of capital markets, partially offset by lower gains from asset liability rebalancing. GRS sales increased 5% in 2009, exceeding the $4 billion mark. The strong sales growth in 2009 included the GRS Defined Benefit (DB) Solutions area, which had a successful first full year of operation, contributing to a 57% increase in payout annuity sales to $427 million.
GRS sales also continued to benefit from the offering of rollover products to members leaving defined contribution plans as rollover sales reached $855 million in 2009 and the asset retention rate reached a record level of 51%.
GRS assets under administration of $43.8 billion in 2009 grew by 21% over 2008 with strong sales results, ongoing member contributions and improved equity markets.

(1)	As measured by Benefits Canada magazine’s 2009 Defined Contribution Plan Survey released in December 2009.

Sun Life Financial Inc.	33

MANAGEMENT’S DISCUSSION AND ANALYSIS
2010 Outlook and Priorities
Three large Canadian insurers, including SLF Canada, account for over 60% of the life, health and annuity segments in Canada as measured by premiums. The key differentiators in today’s market include a strong capital position and brand profile, strong distribution capabilities and economies of scale to support investment in technology, product innovation and client service.
Improved equity markets with continued volatility as well as narrower credit spreads characterized the business environment in 2009. Ongoing financial market volatility, historically low interest rates and higher unemployment rates will create a challenging operating environment in 2010.
In 2010, SLF Canada will continue to focus on growing its operations, strengthening distribution capabilities and providing value added products and services to its diverse client base.
In Individual Insurance and Investments, the Company will increase profitable sales through the Sun Life Financial Advisor Sales Force and Wholesale distribution partners with a focus on lifetime relationships, holistic advice and product development.
SLF Canada’s group businesses will grow profitability by increasing sales in the small and medium-sized case markets.
Additional sales growth will be achieved by leveraging product and service capabilities and the relationships with group plan members through voluntary benefit offerings, by building on the success of the rollover business in both GRS and Group Benefits, and by continuing to develop alternative distribution methods.
SLF Canada will continue to emphasize risk management including further re-design of its segregated fund products, by maintaining and enhancing its hedging strategies, and by actively managing its disability income business. SLF Canada will continue to focus on improvements in productivity through disciplined expense management while maintaining a high level of client satisfaction.
SLF U.S.
Business Profile
SLF U.S. delivers protection, wealth accumulation and retirement income products to individuals and businesses through its three business units. The Annuities business unit offers variable annuities, fixed annuities and investment management services. The Individual Insurance business unit offers protection products to affluent individuals and small business owners, such as single and joint universal life, variable universal life and corporate-owned life insurance (COLI). The Employee Benefits Group (EBG) offers group life insurance, short-term and long-term disability insurance, medical stop-loss insurance, dental insurance and voluntary worksite products.

Strategy
SLF U.S. will drive profitable growth through strong distribution relationships, market-driven product solutions, enhanced risk and capital management capabilities, and focused execution. SLF U.S. supports its strategy by investing in distribution, product development, brand development, advertising and marketing campaigns as well as through continuous improvements in operational efficiency.
SLF U.S. provides valued-added products to help its customers achieve lifetime financial security. These products leverage SLF U.S.’s investment and risk management expertise to meet customers’ changing needs.
SLF U.S. distributes these products through a wholesale distribution force supported by a centralized relationship management model that continues to increase sales penetration by firm and channel. SLF U.S. builds strong partnerships with its distributors, providing them with a broad range of product solutions, exceptional service, and marketing support and tools to grow their business and increase SLF U.S.’s market share.
SLF U.S. has aligned its operating model to increase organic growth and achieve additional scale through focused acquisitions. While pursuing its strategy, SLF U.S. is committed to controlling expenses and improving operational efficiency. In addition, SLF U.S. continues to monitor and respond to the economic environment.

Sun Life Financial Inc.	34

MANAGEMENT’S DISCUSSION AND ANALYSIS

2009 Business Highlights
•	Recommendations from a strategic review initiated in the fourth quarter of 2008 have been implemented, and have resulted in a greater focus in SLF U.S.’s core businesses and a centralized distribution and marketing platform to drive top-line growth.

•	Focused execution, as well as increased distributor and customer focus has resulted in sales in core lines well above industry growth rates. Total domestic sales in 2009 were up more than 35% compared to 2008, with domestic variable annuities up almost 60% and domestic individual life sales up 6%. Variable annuities market share increased from 1.46% at the end of the fourth quarter of 2008 to 3.53% at the end of the third quarter of 2009.

•	Substantial changes were implemented throughout 2009 to further improve SLF U.S. variable annuity products’ overall risk profile and profitability, including modifications to product design, investment allocation and price.

•	SLF US initiated its first brand awareness campaign. The multi-media campaign employs television, print, and on-line advertising to increase awareness of the Sun Life Financial brand in the United States, including sponsorship of “Cirque du Soleil” and the “Frozen Fenway” ice hockey event.

•	SLF U.S. maintained its focus on expense management and operational efficiency, holding overall expenses relatively flat in 2009 while engaging in significant talent recruitment, technology upgrades, distribution improvements, marketing campaigns and brand development.
Financial and Business Results
Summary statement of operations

(US$ millions)	2009	2008	2007

Premiums	5,989	5,395	5,163
Net investment income	3,773	(2,279)	1,422
Fee income	508	522	691

Total revenue	10,270	3,638	7,276
Client disbursements and change in actuarial liabilities	9,397	3,404	4,664
Commissions and other expenses	1,745	1,678	1,914
Income taxes	(435)	(561)	142
Non-controlling interests in net income of subsidiaries and par policyholders’ income	3	—	3

Common shareholders’ net income	(440)	(883)	553

Selected financial information in Canadian dollars

Total revenue	11,714	3,817	7,830
Common shareholders’ net income (loss)	(465)	(1,016)	581

For the year ended December 31, 2009, SLF U.S. reported a loss of $465 million, compared to a loss of $1,016 million reported in 2008.
On a U.S. dollar basis, SLF U.S. had a loss of US$440 million in 2009 compared to a loss of US$883 million in 2008. Losses were lower primarily due to reserve releases attributable to favourable equity markets during 2009 and a lower level of net credit impairments relative to 2008, offset by increases in reserves for downgrades on the investment portfolio, reserve strengthening in Individual Insurance for updates to policyholder behavior assumptions, and the implementation of equity- and interest rate-related assumption updates in the third quarter of 2009. Results in 2009 also included a tax benefit based on the domestic U.S. tax rate of 35%, adjusted for the release of a valuation allowance against deferred tax assets associated with investment losses, as well as other tax benefits.
Total revenue for the year ended December 31, 2009 was US$10.3 billion, an increase of US$6.6 billion from 2008 primarily due to increases in net investment income and premiums. Improvement in net investment income was largely due to fair value gains on held-for-trading assets and non-hedging derivatives during 2009 of US$2.1 billion, compared to a US$4.1 billion decrease in 2008. The increase in premiums was due predominantly to strong fixed annuity sales in 2009.

Sun Life Financial Inc.	35

MANAGEMENT’S DISCUSSION AND ANALYSIS
SLF U.S.’s 2009 sales were US$6.4 billion, up 33% from 2008. Growth initiatives and enhanced distribution resulted in improved Annuities sales performance. Domestic variable annuity sales were US$3.2 billion in 2009, an increase of 61% from 2008. Sales of core products in Individual Insurance were up 10% over 2008. However, total sales in Individual Insurance were down 23% for 2009 due to lower sales of non-core products, primarily bank-owned life insurance (BOLI).
Total assets under management were US$66.9 billion as at December 31, 2009, up 9% from 2008 on equity market improvement and positive net sales.
Results by Business Unit
Annuities
The SLF U.S. Annuities business unit provides variable and fixed annuity products and investment management services. Through the end of 2009, Annuities also provided fixed index annuity products. The Annuities business unit is an integral part of the SLF U.S. growth platform. Extensive distribution, strong brand development, effective risk management and industry-leading customer service capabilities support its suite of products.
Annuities had a loss of US$403 million for the year ended December 31, 2009 compared to a loss of US$1,031 million for the full year 2008. Losses were lower largely due to a decrease in annuity reserves as a result of favourable equity markets, a lower level of net credit impairments relative to 2008 and the positive impact of narrower credits spreads on fixed annuity reserves, partially offset by reserve increases for downgrades on the investment portfolio and the implementation of equity and interest rate-related assumption updates in the third quarter of 2009.
Annuity sales were US$5.5 billion during 2009 compared to US$3.9 billion in 2008. The increase was primarily due to strong variable annuity sales driven by a disciplined sales force and competitive product offerings.
Individual Insurance
SLF U.S.’s Individual Insurance business unit offers protection products to affluent individuals and small to mid-sized business owners, including single and joint universal life and variable universal life. In addition to these core products, Individual Insurance offers corporate owned life insurance (COLI). The business unit accesses its target customers through brokerage general agents and third-party intermediaries.
Individual Insurance incurred a loss of US$159 million in 2009 compared to earnings of US$73 million in 2008. The decrease in earnings was largely due to an increase in Individual Life reserves attributable to narrowing reinvestment rates, the implementation of equity and interest related assumption updates in the third quarter of 2009, and reserve strengthening for updates to policyholder behaviour assumptions. The decrease was partially offset by favourable interest rate movements.
Sales of Individual Insurance core products increased by 10% as a result of a focus on core business. Overall sales in Individual Insurance were US$238 million, a decrease of 23% as compared to 2008 largely due to lower sales of non-core products, primarily BOLI.
Employee Benefits Group
SLF U.S.’s EBG business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, medical stop-loss, and dental insurance to over 10 million group plan members. It currently provides customer-focused products and services to meet the group insurance needs of small to medium-sized companies, including voluntary worksite products. The business unit’s group insurance products are marketed and distributed by more than 180 sales representatives in 34 regional sales offices across the United States.

Sun Life Financial Inc.	36

MANAGEMENT’S DISCUSSION AND ANALYSIS
These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.
EBG earnings in 2009 were US$122 million compared to earnings of US$75 million in 2008. The increase was primarily due to the favourable impact of increasing interest rates and claims experience.
Business in-force of US$2.1 billion as at December 31, 2009 was unchanged relative to the prior year as positive net sales were offset by reductions in the block due to the impact of a challenging economic environment on wage rates and employment levels.
2010 Outlook and Priorities
SLF U.S. operates in the highly competitive U.S. life insurance industry in which the top ten companies hold over 50% of the overall market share in all markets in which SLF U.S. competes. The importance of operational scale has increased in the current business environment, and insurers are more likely to pursue scale through acquisition or consolidation in the near term. Insurers also are likely to take advantage of organic growth opportunities presented as a result of recent demographic and economic trends. Factors such as global economic weakness, high unemployment, low interest rates, and volatile financial markets are expected to continue to impact the U.S. business environment through 2010.
Several key trends provide unique opportunities for SLF U.S. to grow its core businesses. The trend to place more responsibility for retirement savings and income with individuals combined with increased market volatility and uncertainty provides opportunities to grow the Annuities business unit, which provides wealth accumulation and guaranteed retirement income solutions. The longer-term needs of baby boomers to transfer wealth to their children in a tax efficient manner will provide growth opportunities for Individual Insurance. As employers continue to shift the costs of providing benefits to employees to stem rising heath care costs, EBG has an opportunity to increase its voluntary benefits business.
To capitalize on the current business environment and trends, SLF U.S. will drive sustainable and profitable organic growth by developing new products that satisfy consumer needs while effectively managing risk. SLF U.S. will maintain its focus on strengthening distribution capabilities and investing in marketing and brand development to support the growth of all of its businesses. Effective risk management and continuous improvements in operational efficiency remain ongoing top priorities.
MFS Investment Management
Business Profile
MFS is a global asset management company, which offers products and services that address the varying needs of investors over time. Individual investors have access to MFS advisory services through a broad selection of financial products including mutual funds, variable annuities, separately managed accounts, college and retirement savings plans, and offshore products. Financial intermediaries that provide sales support, product administration and client services distribute these products. MFS services institutional clients by providing asset management services for corporate retirement plans, separate accounts, public or government funds and insurance company assets. Institutional clients are serviced through a direct sales force and a network of independent consultants.

Strategy
MFS’s strategy is to grow the business by continually exceeding clients’ expectations with superior investment performance. As distribution of retail funds continues to move toward platform-driven sales, long-term investment performance has become even more important. MFS will continue to challenge the structure of its investment process and add research talent to ensure that high investment performance is maintained across a universe of securities that is becoming more geographically dispersed.
Expansion of institutional products and sales are also important elements of MFS’s strategy. Over the last few years, MFS has seeded a number of institutionally-focused investment products that are designed to better meet the market separation of investment performance linked to an index and investment performance based on active management of investment products. MFS has and will continue to add investment talent to support the expanded product set and wholesalers to expand distribution capabilities geographically.

Sun Life Financial Inc.	37

MANAGEMENT’S DISCUSSION AND ANALYSIS
2009 Business Highlights
•	MFS had a record year for sales, with gross sales totaling US$48.5 billion.

•	MFS had its strongest net flows in domestic retail mutual funds since 2001, including nine consecutive months of net inflows which led to US$3.6 billion of net inflows in 2009.

•	Managed fund gross sales of US$26.7 billion in 2009 were 50% higher than in 2008.

•	U.S. retail investment performance continued to be strong during 2009, with 83% of MFS’s fund assets ranking in the top half of their respective three-year Lipper categories at December 31, 2009.
Financial and Business Results
Summary statement of operations

(US$ millions)	2009	2008	2007

Total revenue	1,106	1,308	1,573
Commissions and other expenses	875	985	1,123
Income taxes	89	128	173
Non-controlling interests in net income of subsidiaries	6	9	15

Common shareholders’ net income	136	186	262

Sales (US$ billions)
Gross	48.5	36.0	42.7
Net	18.9	(5.8)	(4.0)
Pre-tax operating profit margin ratio	26%	30%	36%

Average net assets (US$ billions)	153	172	198

Selected financial information in Canadian dollars
Total revenue	1,251	1,381	1,687
Common shareholders’ net income	152	194	281

MFS common shareholders’ net income of $152 million for 2009 declined $42 million, or 22%, from $194 million in 2008. Despite ending assets under management at December 31, 2009 that were US$53 billion higher than December 31, 2008, lower average net assets of US$19 billion for the year impacted MFS’s margin by 4%.
On a U.S. dollar basis, earnings fell by US$50 million, or 27%, to US$136 million in 2009 mostly due to lower fee income earned on lower average net assets.
Fee income of US$1.1 billion in 2009 fell by US$210 million from 2008 levels on lower average net assets. The advisory revenue portion of fee income fell by 12% to US$855 million, consistent with the percentage drop in average net assets during 2009. Other sales and servicing revenues declined, primarily due to the impact of both a lower distribution effective fee rate and lower average net assets.
AUM ended 2009 at US$187 billion, an increase of 40% for the year mainly due to favourable market performance of US$34.1 billion and net inflows of US$18.9 billion (inflows of US$4.8 billion and US$14.1 billion, respectively, for retail mutual funds and managed funds) during 2009.

Sun Life Financial Inc.	38

MANAGEMENT’S DISCUSSION AND ANALYSIS
2010 Outlook and Priorities
There are a number of factors in the external environment that make the global investment management industry highly competitive and impact an organization’s ability to thrive. A few large players dominate the United States retail mutual funds sector and the portion of market share available to small and medium-sized organizations continues to decline.
Lingering effects from the credit crisis kept investors on the sidelines through the first part of 2009. As signs of a recovery surfaced, investors gradually moved back into the market, first into conservative investments and, by year’s end, into equities. It is expected that this trend will continue into 2010 with investors showing a renewed appetite for traditional long-only investment management.
The institutional market continues to become more price sensitive, though willing to pay a premium for concentrated strategies and those that can deliver greater absolute returns. In the retail market, the migration to intermediary platforms continues to amplify the importance of investment performance and service quality. The increase in platform sales reduces traditional distribution fees, further pressuring the smaller participants in the retail market.
In 2010, MFS will continue to focus on its investment, distribution and service platforms. MFS will invest in its global research capabilities to help expand into long-short and regional investment products. MFS will broaden its distribution in international markets while adding client relationship resources globally. Finally, MFS will invest in technology and service, making its existing clients its highest priority.
SLF Asia
Business Profile
SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia as well as joint ventures with local partners in India, Indonesia and China. These five markets hold about 70% of the total Asian population. The Regional Office in Hong Kong facilitates the sharing of best practices and resources throughout the SLF Asia operations.
Individual life and health insurance products are offered in all five markets, with group life insurance being offered in India and Hong Kong. Pensions and retirement products are offered in the Philippines, Hong Kong, China and India, and mutual funds are sold in the Philippines and India. These protection and wealth products are distributed to middle-and upper-income individuals, groups and affinity clients through multi-distribution channels, with agency remaining the largest distribution channel.

Strategy
SLF Asia’s strategy is to gain scale rapidly in each of the markets where it operates and develop into a significant long-term revenue and earnings growth operation. As such, SLF Asia is increasing the speed to market for new and innovative products, developing alternative distribution channels such as bancassurance and telemarketing as well as leveraging the Company’s existing asset management capability in Asia and globally. The local initiatives will complement the leveraging of Sun Life Financial’s worldwide resources to bring industry-leading products, services and best practices to Asia.

2009 Business Highlights
•	In Indonesia, a new bancassurance joint venture with CIMB Group was established. CIMB Niaga Bank is one of the largest banks in Indonesia, with over 600 branches and three million customers. Since its launch in July 2009, the operation has recorded strong sales through the in-branch and telemarketing channels.

•	On July 29, 2009, the Company announced the restructuring of its insurance joint venture in China. The repositioning of Sun Life Everbright as a domestic insurer will help drive expansion in China’s financial services market and enable the Company to fully leverage China Everbright Bank’s broad distribution.

•	Sun Life Hong Kong expanded its alternative distribution channels, with bancassurance sales increasing by 118% in 2009 compared to 2008 and contributing 25% of total individual life sales in 2009 compared to 11% in 2008. Sales from financial intermediaries were also up by 65% in 2009 compared to 2008.

•	In India, Birla Sun Life Asset Management Company Limited was awarded the industry’s prestigious “Mutual Fund House of the Year” award for the second consecutive year, a first in the Indian Mutual Fund Industry. The business continued to have strong momentum with assets under management and gross sales growth of 48% and 72% in 2009, respectively, over 2008 on a local currency basis.

Sun Life Financial Inc.	39

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial and Business Results
Summary statement of operations

($ millions)	2009	2008	2007

Premiums	848	726	629
Net investment income	846	(318)	255
Fee income	119	90	93

Total revenue	1,813	498	977
Client disbursements and change in actuarial liabilities	1,314	64	501
Commissions and other expenses	402	379	330
Income taxes	21	22	23

Common shareholders’ net income	76	33	123

Full year 2009 earnings of SLF Asia were $76 million compared to $33 million for last year. The increase in earnings was mainly due to improved market conditions in 2009 and favourable mortality and credit experience in Hong Kong.
SLF Asia’s total revenue increased by 264% to $1,813 million in 2009 compared to $498 million in 2008, reflecting the favourable impact of $486 million in fair value changes on held-for-trading assets and non-hedging derivatives in 2009 as compared to an unfavourable impact of $646 million in 2008.
Despite the challenging market conditions, SLF Asia’s individual life insurance sales for 2009 grew by 4% over 2008 in Canadian dollars, driven by continued growth in India and China, partly offset by a slowdown of sales in other markets. Customers are still cautious about investment-linked products due to the market volatility, though the slower sales in these products were compensated by the growing demand for traditional insurance products. To capture the opportunities created by the economic challenges, the Company continues to build alternate distribution channels, leverage a more balanced product portfolio, and increase efficiency and productivity while maintaining customer focus.
Results by Business Unit
Hong Kong
The Company’s Hong Kong operations have been building a strong presence in the region by offering a full range of products to address protection and savings needs. Individual life and health insurance, mandatory provident funds (the government-legislated pension plan), and pension administration are offered to individuals and businesses through a multi-channel distribution system that includes a career agency force, bancassurance, and independent financial advisors.
Impacted by the change in economic conditions, total individual life sales were down by 6% in 2009 compared to 2008, on a local currency basis. The mandatory provident fund and pension administration net sales increased by 39% over 2008 and assets under management grew by 44% over 2008.
Philippines
Sun Life Financial’s Philippines operations, established in 1895, distribute a diverse range of protection and savings products largely through their proprietary career agency sales force. The Company offers individual life and health insurance products, savings products as well as mutual funds to individuals and institutions. Sun Life Financial’s Philippines operations are considered one of the strongest and most stable insurance companies in the market.
Individual insurance sales were down by 11% compared to 2008, on a local currency basis, as market volatility reduced demand for investment-linked products.

Sun Life Financial Inc.	40

MANAGEMENT’S DISCUSSION AND ANALYSIS
Indonesia
SLF Asia’s Indonesian operations provide both individual life and health insurance to individuals through the Company’s wholly-owned subsidiary P.T. Sun Life Financial Indonesia and the Company’s joint venture CIMB Sun Life. P.T. Sun Life Indonesia distributes nationwide through its career agency sales force, bancassurance partners and telemarketing; while the joint venture company, CIMB Sun Life serves CIMB Niaga Bank’s customers on an exclusive basis for most insurance products.
Amid the difficult market conditions and weaker demands for insurance products, total individual insurance sales were down 22% compared to 2008. However, there was a strong growth in total telemarketing sales, where sales in 2009 increased by 76% over the same period last year.
India
Birla Sun Life Insurance Company Limited (Birla Sun Life Insurance), the Company’s insurance joint venture with the Aditya Birla Group in India, provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.
In addition, Birla Sun Life Asset Management Company Limited, Sun Life’s asset management joint venture in India, offers a full range of mutual fund products to both individuals and institutional investors. Independent financial advisors and banks distribute Birla Sun Life’s mutual funds to the retail sector, while the direct distribution serves corporate clients.
Birla Sun Life Insurance’s individual insurance sales were up 10% in 2009 compared to 2008, on a local currency basis. Despite the market downturn, Birla Sun Life Asset Management Company Limited grew its assets under management by INR 182 million, or 48%, reaching INR 562 million at December 31, 2009.
China
Sun Life Everbright Insurance Company Limited, the Company’s joint venture with the China Everbright Group, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and several bancassurance alliances to sell individual life and health insurance, and savings products. The Company operates with 7 branches and in 18 cities.
Sales of individual insurance products were up 10% compared to 2008 on a local currency basis, with the bancassurance and telemarketing channels experiencing strong sales growth of 24% and 126% respectively.
On July 29, 2009, the Company entered into an agreement with the China Everbright Group to introduce strategic investors to Sun Life Everbright. Once the restructuring is complete, the Company’s ownership is expected to be reduced from 50% to a less than 25% interest in the restructured and repositioned company.

2010 Outlook and Priorities
The life insurance markets in which SLF Asia operates range from the developing and increasingly competitive markets, such as India and China, to the more mature markets of the Philippines and Hong Kong. Overall, the life industry at both the regional and country level continued to evolve rapidly, with a number of players exiting selected markets in 2009, but many more increasing their investment and commitment to the region, such as Sun Life. While agency continued to be the primary distribution channel in Asia, the bancassurance channel has been increasingly gaining market share with strong growth potential.
The global financial crisis and the equity markets’ downturn have driven consumer demand from investment-linked to traditional protection products. Along with this shift, regulatory oversight on consumer protection has increased primarily related to investment-linked products and their sales practices, as well as insurer’s capital adequacy. While the market significantly recovered during 2009, the Company continues to expect a challenging operating environment in 2010, but with opportunities for prepared and quality players to significantly outperform their peers.
SLF Asia will continue to leverage the Customer Journey initiative to create a consistent and high-quality customer experience that reflects the Company’s brand promises through every touchpoint and to launch innovative products reflecting each market’s specific and evolving needs over time, and further enhance its Internet services platform to create better customer experiences. SLF Asia will continue to enhance and diversify distribution management, implementing best practices in such areas as agency recruitment and training, and further expanding alternative channels such as bancassurance and telemarketing. Continued enhancement of risk management and operational efficiency will also remain a priority to further streamline the operations and enhance the platform that supports future growth across the region.

Sun Life Financial Inc.	41

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate
The Corporate segment includes the results of SLF U.K. and Corporate Support operations that include the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.
The Company’s reinsurance businesses consist of life retrocession and run-off reinsurance. The life retrocession business consists primarily of reinsurance of individual life, with additional coverage including critical illness, group, corporate owned life insurance, and longevity. Run-off reinsurance is a closed block of reinsurance assumed from other insurers. Coverage includes individual disability income, long-term care, group long-term disability and personal accident & medical on the health side, as well as guaranteed minimum income benefit and guaranteed minimum death benefit coverage.
Financial and Business Results
Summary statement of operations(1)

($ millions)	2009	2008	2007

Premiums	849	851	963
Net investment income	504	1,056	421
Fee income	34	33	25

Total revenue	1,387	1,940	1,409
Client disbursements and change in actuarial liabilities	1,231	1,138	974
Commissions and other expenses	280	87	209
Income taxes	(108)	(285)	(28)
Non-controlling interests in net income of subsidiaries	—	1	1
Dividends paid to preferred shareholders	79	70	69

Common shareholders’ net income	(95)	929	184
Special items(2)	27	(825)	61

Operating earnings	(68)	104	245

For the year ended December 31, 2009, Corporate reported a loss of $95 million compared to net income of $929 million in 2008. Net income in Corporate Support in 2009 was $784 million lower than the prior year, which benefited from an after-tax gain of $825 million related to the sale of the Company’s interest in CI Financial in the fourth quarter of 2008. Corporate Support results were favourably impacted in 2009 by investment related gains and improved performance in the Company’s life retrocession business.
SLF U.K.
SLF U.K. has approximately 1 million in-force life and pension policies, which constitute a run-off block of business, together with a nascent capability to sell new business. Most administrative functions have been outsourced to external service providers, which are managed by an in-house management team.
For the year ended December 31, 2009, SLF U.K. had a net loss of $31 million compared with net income of $209 million in 2008. The decrease in SLF U.K. earnings was primarily the result of reserve increases for downgrades on the investment portfolio and the adverse impact of changes in interest rates and equity values and the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter of 2009.

(1)	Including consolidation adjustments related to activities between segments.

(2)	See “Non-GAAP Financial Measures” on page 20.

Sun Life Financial Inc.	42

MANAGEMENT’S DISCUSSION AND ANALYSIS
On October 1, 2009, the Company completed the acquisition of the U.K. operations of Lincoln National Corporation. The combined operations have doubled SLF U.K.’s policies in-force and carry the Sun Life Financial of Canada name, a brand that has been active in the U.K. for more than a century.
Investments
The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and adequate liquidity is maintained at all times. The Risk Review Committee of the SLF Inc. Board of Directors approves policies that contain prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Investment Oversight Committee of the SLF Inc. Board of Directors oversees investment policies, practices, procedures and controls related to management of the general fund investments portfolio, the approval and monitoring of the annual Investment Plan and monitoring of the investment performance of enterprise pension and savings plans.

Investment Profile
The Company had total general fund invested assets of $108.2 billion as at December 31, 2009. The majority of the Company’s general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with 86% of the general funds in cash and fixed income investments. Stocks and real estate comprised 5% and 4% of the portfolio, respectively. The remaining 5% of the portfolio is comprised of policy loans, derivative assets, and other invested assets.
Additional details on the Company’s investments are provided in Notes 5 and 6 to SLF Inc.’s 2009 Consolidated Financial Statements.
Investments

	2009			2008
			% of total			% of total
	Carrying	Fair	carrying	Carrying	Fair	carrying
($ millions)	Value	Value	value	Value	Value	value

Held-for-trading bonds	51,634	51,634	48	48,458	48,458	45
Available-for-sale bonds	9,673	9,673	9	10,616	10,616	10
Mortgages and corporate loans	19,449	19,941	18	22,302	22,485	21
Held-for-trading stocks	4,331	4,331	4	3,440	3,440	3
Available-for-sale stocks	635	649	1	1,018	1,020	1
Real estate	4,877	5,124	4	4,908	5,812	5
Policy loans	3,303	3,303	3	3,401	3,401	3
Cash, cash equivalents and short-term securities	11,868	11,868	11	8,879	8,879	8
Derivative assets	1,382	1,382	1	2,669	2,669	3
Other invested assets including held-for-trading and other available-for sale invested assets	1,077	1,109	1	1,187	1,230	1

Total invested assets	108,229	109,014	100	106,878	108,010	100

Sun Life Financial Inc.	43

MANAGEMENT’S DISCUSSION AND ANALYSIS
Bonds
The Company’s bond portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and matched to actuarial liabilities by duration. As at December 31, 2009, the Company held $61.3 billion of bonds, which constituted 57% of the Company’s overall investment portfolio. Consistent with the credit environment, the overall quality of the bond portfolio deteriorated during 2009 as a result of downgrades across the credit quality spectrum. The deterioration in quality was partially mitigated by portfolio repositioning. Bonds with an investment grade of “A” or higher represented 67%, and bonds rated “BBB” or higher represented 96% of the total bond portfolio as at December 31, 2009, down from 97% at December 31, 2008.
As at December 31, 2009, the Company held $13.2 billion of non-public bonds, which constituted 22% of the Company’s overall bond portfolio, compared with $12.7 billion, or 21%, as at December 31, 2008. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 73% of the total bond portfolio as at December 31, 2009, compared to 75% as at December 31, 2008.
The Company’s bond portfolio as at December 31, 2009 included $14.5 billion in the financial sector, representing approximately 24% of the Company’s bond portfolio, or 13% of the Company’s total invested assets. This compares to $15.5 billion as at December 31, 2008. The $1 billion decrease in the value of financial sector bond holdings was the combined result of the strengthening Canadian dollar, sales and maturities, and higher interest rates, partially offset by narrowing credit spreads.
The Company’s bond portfolio as at December 31, 2009 included $4.2 billion of asset-backed securities reported at fair value, representing approximately 7% of the Company’s bond portfolio, or 4% of the Company’s total invested assets. This compares to $5.1 billion as at December 31, 2008. The $0.9 billion decrease in the value of asset-backed securities was primarily the result of net sales and maturities, the strengthening Canadian dollar and higher interest rates partially offset by narrowing credit spreads. Over the course of 2009, the credit quality of the Company’s asset-backed securities deteriorated as a result of downgrades.
Asset-backed securities

	2009			2008
						BBB
	Amortized	Fair	BBB and	Amortized	Fair	and
($ millions)	Cost	value	higher	Cost	value	higher

Commercial mortgage-backed securities	2,219	1,772	92.9%	2,820	1,889	99.7%
Residential mortgage-backed securities
Agency	735	768	100.0%	1,108	1,138	100.0%
Non-agency	1,318	886	80.2%	1,773	1,092	98.4%
Collateralized debt obligations	243	169	34.9%	449	215	80.8%
Other*	729	571	80.6%	983	754	97.3%

Total	5,244	4,166	87.5%	7,133	5,088	98.3%

*	Other includes sub-prime, a portion of the Company’s exposure to Alt-A and other asset-backed securities.

Sun Life Financial Inc.	44

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company determines impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss given default expectations for the underlying collateral pool. Assumptions used include macro economic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss given default expectations for the underlying collateral pool are assessed on a security by security basis based on factors such as the seasoning of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and the Company believes the loss is probable of occurring, an impairment is recorded.
Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. The Company’s asset-backed portfolio is highly sensitive to fluctuations in macro economic factors, assumed default rates for the underlying collateral pool and loss given default expectations. In addition, the Company’s asset-backed portfolio has exposure to lower rated securities that are highly leveraged, with relatively small amounts of subordination available below the Company’s securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, the Company may lose all of its principal investment in the security.
Further write-downs on previously impaired securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss given default expectations.
The fair value of the Company’s asset-backed securities reported as bonds is further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

As at December 31, 2009		RMBS –	RMBS –
(based on fair value)	CMBS	Agency	Non-agency	CDOs	Other

Rating
AAA	67.3%	100.0%	29.9%	7.5%	55.1%
AA	7.9%	0.0%	28.4%	21.6%	5.6%
A	8.0%	0.0%	11.5%	0.2%	10.2%
BBB	9.7%	0.0%	10.4%	5.6%	9.7%
BB & Below	7.1%	0.0%	19.8%	65.1%	19.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	80.9%	57.7%	87.9%	68.6%	55.6%
2006	14.7%	8.6%	10.0%	11.4%	17.1%
2007	4.3%	13.0%	1.5%	20.0%	1.5%
2008	0.0%	15.9%	0.0%	0.0%	25.8%
2009	0.1%	4.8%	0.6%	0.0%	0.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

As at December 31, 2008		RMBS –	RMBS –
(based on fair value)	CMBS	Agency	Non-agency	CDOs	Other

Rating
AAA	74.5%	100.0%	33.2%	19.1%	51.3%
AA	7.7%	0.0%	48.0%	46.5%	13.9%
A	8.3%	0.0%	11.6%	10.5%	20.4%
BBB	9.2%	0.0%	5.6%	4.7%	11.7%
BB & Below	0.3%	0.0%	1.6%	19.2%	2.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	85.6%	59.2%	90.2%	75.0%	59.3%
2006	10.8%	11.1%	8.2%	9.5%	18.5%
2007	3.5%	13.1%	1.6%	15.5%	2.5%
2008	0.1%	16.6%	0.0%	0.0%	19.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS= Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities, CDOs = Collateralized Debt Obligations

Sun Life Financial Inc.	45

MANAGEMENT’S DISCUSSION AND ANALYSIS
As at December 31, 2009, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $137 million and $109 million, respectively, together representing approximately 0.2% of the Company’s total invested assets. Of these investments, 89% either were issued before 2006 or have an “AAA” rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.
Mortgages and Corporate Loans
The recovery of the commercial real estate market will more than likely lag behind the overall economic recovery. The recovery will largely be dependent on macroeconomic factors such as job growth and consumer confidence. The majority of the credit concerns the Company has experienced have been in the retail sector in states such as Arizona, Colorado and Florida. The Company has also experienced some difficulties with owner occupied industrial properties in Ohio, Michigan and Indiana. With anticipated decreases in property values, borrowers will continue to experience reduced cash flows.
The Company’s mortgage portfolio consists almost entirely of first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. The Company’s commercial portfolio has a weighted average loan to value of approximately 60%. The estimated weighted average debt service coverage is 1.60 times. As at December 31, 2009, the mix of the Company’s mortgage portfolio was, 81% non-residential and 19% residential, and approximately 40% of mortgage loans will mature by December 31, 2014. As at December 31, 2009, the Company’s mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13.5 billion, spread across approximately 4,000 loans. Included in the Company’s residential mortgage portfolio are multi-family rental properties that are classified as commercial mortgages.
In the fourth quarter of 2009, the Company established a sectoral allowance of $55 million against potential commercial mortgage impairments.
As at December 31, 2009, the Company held $5.7 billion in corporate loans as compared to $6.0 billion in 2008.
Mortgages by type and location

($ millions)	Residential	Non-residential	Total

2009
Canada	2,341	5,193	7,534
United States	280	5,905	6,185
United Kingdom	—	57	57

Total mortgages	2,621	11,155	13,776

Corporate loans			5,673

Total mortgages and corporate loans			19,449

2008
Canada	2,620	5,896	8,516
United States	342	7,338	7,680
United Kingdom	—	71	71

Total mortgages	2,962	13,305	16,267

Corporate loans			6,035

Total mortgages and corporate loans			22,302

The distribution of mortgages and corporate loans by credit quality as at December 31, 2009 and December 31, 2008 is shown in the tables below. Impaired mortgages increased by $161 million to $252 million mainly due to deteriorating conditions in commercial real estate. Approximately 75% of the impaired loans are in the United States.

Sun Life Financial Inc.	46

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

	Gross Carrying Value			Allowance for losses
		Corporate			Corporate
($ millions)	Mortgages	loans	Total	Mortgages	loans	Total

Not past due	$13,600	$5,649	$19,249	$—	$—	$—
Past due:
Past due less than 90 days	30		30	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	1	1	—	—	—
Impaired	252	33	285	106	10	116

Balance, December 31, 2009	$13,882	$5,683	$19,565	$106	$10	$116

December 31, 2008

	Gross Carrying Value			Allowance for losses
		Corporate			Corporate
($ millions)	Mortgages	loans	Total	Mortgages	loans	Total

Not past due	$16,171	$5,946	$22,117	$—	$—	$—
Past due:
Past due less than 90 days	17	17	34	—	—	—
Past due 90 to 179 days	—	14	14	—	—	—
Past due 180 days or more	1	9	10	—	—	—
Impaired	91	59	150	13	10	23

Balance, December 31, 2008	$16,280	$6,045	$22,325	$13	$10	$23

Stocks
The Company’s equity portfolio is diversified, and approximately 60% of this portfolio is invested in exchange-traded funds (ETFs). The main ETF holdings are in the S&P/TSX 60 Index Fund, Standard & Poor’s Depositary Receipts and MSCI EAFE Index Funds. As at December 31, 2009, $2.4 billion, or 49%, of the Company’s equity portfolio consisted of Canadian issuers; $1.6 billion, or 32%, of U.S. issuers; $511 million, or 10%, of U.K. issuers; and $469 million, or 9%, of issuers from other jurisdictions. Excluding the Company’s ETF funds and the equity investment in The Bank of Nova Scotia received as a result of the sale of CI Financial ($250 million of preferred shares, or 5%,), no single issuer exceeded 1% of the portfolio as at December 31, 2009.
Real Estate
Commercial properties are the major component of the Company’s real estate portfolio, representing approximately 84% of real estate investments as at December 31, 2009. Real estate investments are diversified by country, with 67% of the portfolio located in Canada, 28% in the United States and 5% in the United Kingdom as at December 31, 2009.
Gains on the sale of real estate remain on the balance sheet, and are deferred and amortized into future investment income at a quarterly rate of 3% of the unamortized balance. The Company had $225 million in deferred net realized gains on real estate as at December 31, 2009.
Derivative Financial Instruments and Risk Mitigation
The fair value of derivative assets held by the Company was $1.4 billion, while the fair value of derivative liabilities was $1.3 billion as at December 31, 2009. Derivatives designated as hedges for accounting purposes and those not designated as hedges represented 12% and 88%, respectively, on a total notional basis.
Derivatives designated as hedges for accounting purposes are used to reduce income statement volatility. These derivatives are documented at inception and hedge effectiveness is assessed on a quarterly basis.
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. The Company uses certain cross currency interest rate swaps and equity forwards designated as fair value hedges to manage foreign currency or equity exposures associated with available-for-sale assets. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The Company also uses currency swaps and forwards designated as net investment hedges to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. The Company’s hedging strategy does not hedge all risks; rather, it is intended to keep the Company within an acceptable range of its risk appetite.

Sun Life Financial Inc.	47

MANAGEMENT’S DISCUSSION AND ANALYSIS
The primary uses of derivatives in 2009 are summarized in the table below.

Products/Application	Uses of Derivative	Derivative Used

U.S. universal life contracts and U.K. unit-linked pension products with guaranteed annuity rate options and U.K. With Profit fund	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees and to protect the SLF U.K. With Profit fund from the impact of a significant fall in the U.K. equity market below a specified level	Options, swaps and spreadlocks on interest rates; put and call options on the U.K. equity index

Interest rate exposure in relation to asset/liability management	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and options

U.S. variable annuities, Canadian segregated funds and reinsurance on variable annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices; futures on equity indices, government bonds and interest rates; interest rate swaps

U.S. fixed index annuities	To manage the exposure to product guarantees related to equity market performance	Futures and options on equity indices; swaps and futures on interest rates

Currency exposure in relation to asset/liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

In addition to the general policies and monitoring, a variety of tools are used in counterparty risk management. Over-the-counter derivative transactions are performed under International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements. Most of the ISDAs are accompanied by a Credit Support Annex, which requires daily collateral posting.
The values of the Company’s derivative instruments are summarized in the table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.
The total notional amount decreased to $47.3 billion as at December 31, 2009, from $50.8 billion at the end of 2008, primarily due to a decrease in interest rate contracts partially offset by an increase in equity contracts. The net fair value increased to $0.1 billion in 2009 from the 2008 year-end amount of ($0.6) billion. The change was primarily due to an increase in the market value of foreign exchange contracts resulting from the strengthening of the Canadian dollar relative to other foreign currencies partially offset by decreases in equity contracts resulting from stronger equity markets.

($ millions)	2009	2008

As at December 31

Net fair value	125	(550)

Total notional amount	47,260	50,796

Credit equivalent amount	1,010	1,260

Risk-weighted credit equivalent amount	7	28

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.
The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
As at December 31, 2009, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $221 million, $634 million and $155 million, respectively. The corresponding risk-weighted credit equivalent amounts were $2 million, $4 million and $1 million, respectively. Additional details in respect of derivatives are included in Notes 5 and 6 to SLF Inc.’s 2009 Consolidated Financial Statements.

Sun Life Financial Inc.	48

MANAGEMENT’S DISCUSSION AND ANALYSIS
Impaired Assets
Financial assets that are classified as held-for-trading, which represented 52% of the 2009 invested assets, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on the balance sheet. The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $169 million as at December 31, 2009, $42 million higher than the December 31, 2008 level for these assets.
In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company has provided $2.9 billion for possible future asset defaults for financial assets included in its actuarial liabilities as at December 31, 2009. To the extent an asset is written off, or disposed of, any corresponding amounts set aside for possible future asset defaults in actuarial liabilities in respect of that asset will be released into income. The $2.9 billion for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting actuarial liabilities.
Available-for-sale bonds, stocks and other invested assets are generally identified as temporarily impaired if their amortized cost is greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. The fair value of temporarily impaired financial assets represented $3.6 billion and the associated unrealized losses amounted to $0.4 billion as at December 31, 2009. The Company’s gross unrealized losses as at December 31, 2009 for available-for-sale bonds and held-for-trading bonds were $0.4 billion and $2.4 billion, respectively, compared with $1.9 billion and $7.1 billion, respectively as at December 31, 2008. The decrease in gross unrealized losses was largely due to the narrowing of credit spreads, primarily in the financial and securitization sectors, and the strengthening Canadian dollar, which were partially offset by movements in interest rates.
In the aggregate, the Company recognized impairment-related pre-tax losses of $824 million during the year. Approximately 40% of the pre-tax losses were due to impairments taken on the Company’s asset-backed securities. Tax recoveries of $241 million on these impairments and related actuarial reserve adjustments in connection with these impairments resulted in the Company recording an after-tax loss of $431 million on the impairments during the year.
Additional details concerning impaired assets are found in Note 6 to SLF Inc.’s 2009 Consolidated Financial Statements.
Risk Management
Risk Management Framework
Sun Life Financial has established a comprehensive framework for the management of enterprise risk. This framework identifies five major categories (credit risk, market risk, insurance risk, operational risk and strategic risk) of risks facing the Company and sets out key processes for their management in the areas of risk identification, measurement and assessment, risk response development, monitoring and control, and risk reporting and communication.
The framework recognizes the important role that risk culture plays in the effective management of enterprise risk. Sun Life Financial’s risk culture is supported by a strong “tone from the top”, which is reinforced and emanates from the Board of Directors and cascades through the Board Committees, the Company’s executive officers, line management and staff. A key premise of Sun Life Financial’s enterprise risk management culture is that all employees and distributors have an important role to play in managing enterprise risks, and collectively form part of the Company’s extended risk management team.
Sun Life Financial’s enterprise risk management framework is rooted in a corporate risk philosophy that reflects the understanding that the Company is in the business of taking risk for appropriate return. This is core to Sun Life Financial’s corporate vision, mission and customer value proposition. Effective risk taking and risk management are critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. The company seeks to instil into the management practices of all business segments and company leaders, a disciplined approach to balancing between risk taking and risk management.

Sun Life Financial Inc.	49

MANAGEMENT’S DISCUSSION AND ANALYSIS
Risk Philosophy and Principles
Sun Life Financial’s risk philosophy reflects a number of core principles that embody the Company’s overall risk appetite and values. These principles are outlined below:

Strategic Alignment
Sun Life Financial’s risk appetite is aligned to the Company’s overall vision, mission and business goals. This alignment is obtained by the consideration of which risks are deemed core, non-core or collateral risks.
Core risks are those risks that Sun Life Financial is willing to accept in order to achieve its return expectations and successfully achieve its stated vision, mission to “help customers achieve lifetime financial security,” and business objectives. These core risks include equity, interest rate, mortality, morbidity, asset/liability management and credit risks. The Company has established a range of explicit risk appetite limits and operational control points for these core risks.
Non-core risks are those associated with activities outside of Sun Life Financial’s risk appetite and approved business strategies and, hence, are generally avoided, regardless of expected returns.
Collateral risks are those that are incurred as a by-product or collateral to the pursuit of the risk and return optimization of core risks. Operational risks often fall into this category. Management endeavours to mitigate collateral risks to the extent that the benefit of risk reduction is commensurate with the cost of mitigation.

Stakeholder Interests
The Company’s risk framework considers the interests of a large number of key stakeholder groups, including shareholders, policyholders, employees, regulators, rating agencies and other capital market participants. The framework endeavours to appropriately balance the various needs, expectations, risk and reward perspectives and investment horizons of these stakeholders. In particular, risk appetite framework is established to support the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfil long-term policyholder commitments is not compromised. Sun Life Financial’s risk management approach is designed to support long-term credit and financial strength ratings, strong capital levels, ongoing favourable access to capital markets and the continuing enhancement of Sun Life Financial’s overall franchise value and brand.
Sun Life Financial’s executive compensation philosophy recognizes the importance and contribution of a highly effective and motivated leadership team to pursuing sustainable growth in shareholder value. The Company remains committed to ensuring that the design and governance of overall compensation practices are aligned with Sun Life Financial’s risk philosophy, principles and policies.

Capability Alignment
Sun Life Financial’s risk appetite is aligned with the Company’s inherent risk management capabilities. The ability to perform robust risk assessments, the quality of the Company’s risk governance and control environment and the depth and quality of innovative risk response and pricing strategies are particularly important capabilities in this regard. The Company proactively seeks out profitable risk-taking opportunities in those areas where it has established risk management skills and capabilities. Conversely, Sun Life Financial endeavours to avoid risks it does not understand or is unable to manage.

Risk Budgeting
Sun Life Financial seeks to allocate its risk-taking capacity in a manner that optimizes the overall level of risk-adjusted returns and stakeholder value creation. Budgeting of risk taking capacity is managed through the application of prescribed risk tolerance limits and the embedding of strong risk management discipline into a wide range of key management decision making processes.

Portfolio Perspective
Risk/return trade-offs are assessed and managed not only based on the intrinsic merits of a particular opportunity, but also relative to their marginal contribution to the Company’s overall risk portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available diversification relationships already inherent in Sun Life Financial’s business model and risk portfolio.

Sun Life Financial Inc.	50

MANAGEMENT’S DISCUSSION AND ANALYSIS
Risk to Reputation
A financial institution’s reputation is one of its most important assets. The Company recognizes the increasingly important and high profile role that a strong enterprise-wide risk management discipline can play in this regard. A key objective of Sun Life Financial’s enterprise risk management framework is to help ensure that the Company continues to operate under standards that support its ability to maintain and build upon a sound corporate reputation and brand.

Accountability
Sun Life Financial’s enterprise-wide risk management framework sets out lines of responsibility and authority for risk taking, governance and control.
The Board of Directors is ultimately responsible for ensuring that risk management policies and practices are in place. Through approval of Sun Life Financial’s risk reporting and ongoing oversight, the SLF Inc. Board of Directors ensures that the Company’s principal risks are appropriately identified and managed. This function is delegated by the Board of Directors to its Risk Review Committee, which is a standing committee of the Board of Directors. It is comprised of independent directors, whose primary functions are to assist the Board of Directors with its oversight role with respect to the review and approval of risk management policies, ensuring the identification of major areas of risk facing the Company and ensure the development of strategies to manage those risks, and to review compliance with risk management policies implemented by the Company. To support the oversight of risks within the Company, the Board of Directors has established two additional dedicated committees of the Board, the Investment Oversight Committee, which is responsible for oversight of the Company’s investments, and the Governance and Conduct Review Committee, which is responsible for oversight of the Company’s compliance with laws and regulations.
Primary accountability for risk management is delegated by the Board to the Chief Executive Officer of SLF Inc. (CEO), and the CEO further delegates responsibilities throughout Sun Life Financial through a framework of management authorities and responsibilities. The CEO delegates line accountability for the various classes of risk management to the Company’s executive officers , who are accountable for ensuring the day- to- day management of enterprise risk in their scope of business accountability in accordance with Board approved risk policies and this framework. In particular, business segment leaders have overall, front line accountability for managing the risks in their operations and are supported by a network of business segment compliance and risk officers.
The Company’s Chief Risk Officer is responsible for developing and communicating the enterprise risk management framework, and for overseeing development and implementation of enterprise-wide risk management strategies aimed at optimizing the Company’s global risk/return profile. In addition, the Chief Risk Officer provides independent functional oversight of the Company’s enterprise-wide risk management programs by ensuring that effective risk management processes are in place for risk identification, risk measurement and assessment, risk response development, risk monitoring and control, and reporting and communication of risks inherent in the Company’s activities. Sun Life Financial’s risk management activities are supported by the Company’s Internal Audit function through its ongoing assessments of the effectiveness of, and adherence to, internal controls.

Risk Management Policies
In order to support the effective communication, implementation and governance of the enterprise risk framework, Sun Life Financial has codified its processes and operational requirements in the form of a comprehensive series of risk management policies and operating guidelines. These polices promote the application of a consistent approach to managing risk exposures across Sun Life Financial’s global business platform. These risk management policies are reviewed and approved annually by the Risk Review Committee, Investment Oversight Committee and Governance and Conduct Review Committee. The Committees also receive an annual report summarizing management’s attestation of compliance to these policies.

Sun Life Financial Inc.	51

MANAGEMENT’S DISCUSSION AND ANALYSIS
Risk Categories
There are five major risk categories — Credit Risk, Market Risk, Insurance Risk, Operational Risk and Strategic Risk.
Credit Risk
Risk Description
Credit risk is the uncertainty of receiving amounts Sun Life Financial is owed by financial counterparties. Sun Life Financial is subject to credit risk arising from issuers of securities held in the Company’s investment portfolio, debtors (e.g. mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g. amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement and/or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation (e.g. real estate property values in the case of mortgage obligations). Credit risk can occur at multiple levels; as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in its investment portfolio would cause Sun Life Financial to record realized or unrealized losses and increase its provisions for asset default, adversely impacting earnings.
Credit Risk Management Governance and Control
Key controls utilized in the management of credit risk are outlined below:
•	Detailed credit risk management policies

•	Specific investment diversification requirements such as investing by asset class, geography and industry

•	Credit portfolio, counterparty and sector exposure limits

•	Target capital levels that exceed regulatory minimums

•	Credit quality ratings for portfolio investments are established and reviewed regularly

•	Comprehensive due diligence processes and ongoing credit analysis

•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	Use of stress-testing techniques, such as Dynamic Capital Adequacy Testing, which measure the effects of large and sustained adverse credit developments

•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits

•	Active credit risk governance including independent monitoring and review and reporting to senior management and the Board
Additional information concerning credit risk can be found in Note 6 to SLF Inc.’s 2009 Consolidated Financial Statements.
Market Risk
Risk Description
Sun Life Financial is exposed to significant financial and capital market risks, including changes to interest rates, credit spreads, equity market prices, foreign currency exchange rates, real estate values, private equity values and market volatility. These factors can also give rise to liquidity risk if the Company is forced to sell assets at depressed market prices in order to fund its commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.

Sun Life Financial Inc.	52

MANAGEMENT’S DISCUSSION AND ANALYSIS
Market Risk Management Governance and Control
Sun Life Financial employs a wide range of market risk management practices and controls, as outlined below:
•	Establishment of an enterprise-wide risk appetite and stress testing policy

•	Product development and pricing policies that require detailed risk assessment and pricing provisions for material market risks

•	Hedging and asset-liability management programs are maintained in respect of key selected market risks

•	Target capital levels that exceed regulatory minimums

•	The effects of large and sustained adverse market movement are measured through stress testing techniques such as Dynamic Capital Adequacy Testing
•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	Ongoing monitoring and reporting of market risk sensitivities against pre-established risk tolerance limits
Sources of Equity Market Risk
Sun Life Financial is exposed to equity risk from a number of sources. In particular, the Company derives a portion of its revenue from fee income generated by its asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that directionally move in line with general equity market levels. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on the Company’s revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for this business, resulting in further adverse impacts on the Company’s net income and financial position. Sun Life Financial also has direct exposure to equity markets as a result of the investments supporting other general account liabilities, surplus and employee benefit plans. These exposures generally fall within the Company’s risk taking philosophy and appetite and, hence, are generally not hedged.
The Company’s primary exposure to equity risk is through its segregated fund products and variable annuities which provide benefit guarantees linked to underlying fund performance. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds. Approximately 70 to 80% of the Company’s sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in the Company’s Corporate business segment.

	December 31, 2009
($ millions)	Fund Value	Amount at Risk	Actuarial Liabilities

SLF Canada	10,796	539	215
SLF U.S.	21,069	3,006	675
Run-off reinsurance	3,049	811	452

Total	34,915	4,356	1,342

	December 31, 2008
($ millions)	Fund Value	Amount at Risk	Actuarial Liabilities

SLF Canada	7,940	1,373	616
SLF U.S.	18,115	6,490	1,726
Run-off reinsurance	3,675	1,200	694

Total	29,730	9,063	3,036

The amount at risk shown in the above tables represents the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. The amount at risk is not currently payable as the amount payable is contingent on future fund performance, deaths, deposits and withdrawals. The actuarial liabilities represents management’s provision for future costs associated with these guarantees in accordance with accounting guidelines and includes a provision for adverse deviation in accordance with valuation standards.
Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. The amount at risk and actuarial liabilities at December 31, 2009 decreased from December 31, 2008 primarily due to improvements in equity markets and the strengthening of the Canadian dollar. The increase in the fund value is the result of improvements in equity markets and net business growth offset by the strengthening of the Canadian dollar.

Sun Life Financial Inc.	53

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance which is included in the Corporate business segment.
The ultimate cost of providing for the guarantees in respect of the Company’s segregated fund and variable annuity products is uncertain, and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, as described in the Risk Factors section in the Company’s 2009 AIF, which may result in negative impacts on net income and capital. The Company has implemented hedging programs, involving the use of derivative instruments, in order to help mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing its exposure to this particular class of equity market risk.
Hedging of Guarantees
As at December 31, 2009 approximately 90% of the Company’s total segregated fund and variable annuity contracts, as measured by associated fund values, were included in an equity hedging program. While these contracts are included in our hedging program, for the reasons described below and under the heading Sources of Equity Market Risk, not all of the equity exposure associated with these contracts is hedged. The Company’s net equity exposure related to guarantees associated with these contracts is included in the market sensitivity table below. For those segregated fund and variable annuity contracts in the equity hedging program, the Company only hedges the guaranteed portion of the contract. As noted below the equity hedging program generally does not extend to include the fee income or the future stream of fee income levied on account balances in these contracts. These programs are primarily focused on hedging the expected economic costs associated with providing the above-mentioned segregated fund and variable annuity guarantees. Since the economic value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
Sun Life Financial’s hedging strategy is applied both at the line of business/product level and enterprise level using a combination of static (i.e. purchasing of longer dated equity put options) and dynamic (i.e. frequent rebalancing of short-dated equity derivative contracts) hedging techniques.
These hedging programs may themselves expose the Company to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks as described in the Risk Factors section in the Company’s 2009 AIF. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact the Company’s profitability and financial position. While the Company’s hedging programs include various elements aimed at mitigating these effects, (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.
The Company actively monitors its overall equity market exposure and may implement tactical hedge overlay strategies (primarily in the form of equity futures contracts) in order to align expected earnings sensitivities with enterprise risk management objectives.
For interest-sensitive businesses, such as individual and group annuities, duration management and key rate duration techniques are used to manage interest rate risk exposures to within prescribed tolerance limits and ranges.
As an international provider of financial services, Sun Life Financial operates in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which it operates, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. However, changes in exchange rates can affect Sun Life Financial’s net income and surplus when results in local currencies are translated into Canadian dollars. These results are not hedged and, in general, a weakening in the local currency of the Company’s foreign operations relative to the Canadian dollar will have a negative impact on Sun Life Financial’s net income.
For additional market risk disclosure please see Note 6 to SLF Inc.’s 2009 Consolidated Financial Statements- Financial Instruments Risk Management under Section c) Market Risk.

Sun Life Financial Inc.	54

MANAGEMENT’S DISCUSSION AND ANALYSIS
Market Risk Sensitivity
The Company’s earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products. The following table sets out the estimated immediate impact or sensitivity of the Company’s net income and MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2009.

	Interest Rates(1)		Equity Markets(2)		Equity Markets(2)
	1% increase	1% decrease	10% increase	10% decrease	25% increase	25% decrease

Net income impact ($millions)	(50) – 50	(150) – (250)	75 – 125	(150) – (200)	150 – 250	(475) – (575)

MCCSR ratio(3)	up to	up to	up to	up to	up to	up to
	8 percentage	12 percentage	5 percentage	5 percentage	5 percentage	15 percentage
	points	points	points	points	points	points
	increase	decrease	increase	decrease	increase	decrease

(1) Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve as at December 31, 2009

(2)    Represents the respective change across all equity markets as at December 31, 2009. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly for from those illustrated above

(3) The sensitivities provided are relative to the MCCSR ratio for Sun Life Assurance of 221%

The Company used a 10% increase or decrease in equity markets and a 1% change in interest rates in its market sensitivity because it believed that such changes in equity markets and interest rates were reasonably possible as at December 31, 2009. The Company has also disclosed the impact of a 25% increase or decrease in its equity market sensitivity to illustrate that changes in equity markets in excess of 10% may result in other than proportionate impacts.
The equity market risk sensitivities disclosed in the table above includes the impact of providing for the guarantees associated with the segregated fund and variable annuity contracts and are net of the expected mitigation impact of the Company’s hedging programs in effect as at December 31, 2009. Increased sales, de-risking initiatives such as product simplification and pricing changes, as well as the Company’s hedging program are reflected in the Company’s market sensitivity disclosure.
The Company’s market risk sensitivities are forward-looking estimates and are non-GAAP measures. These are measures of the Company’s estimated net income and capital sensitivity to the changes in interest rate and equity market levels described above, based on interest rates, equity market prices, and business mix in place as of December 31, 2009. These sensitivities are calculated independently for each risk factor generally assuming that all other risk variables remain constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the market shocks illustrated above, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the December 31, 2009 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
These sensitivities reflect the composition of the Company’s assets and liabilities as of December 31, 2009. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as of the December 31, 2009 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge rebalancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risks and other operational risk in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
Similarly, the sensitivities are based on financial reporting methods and assumptions in effect as of December 31, 2009. Changes in accounting or actuarial valuation methods, models or assumptions, including the prospective equity and interest rate actuarial assumption changes described earlier, could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Sun Life Financial Inc.	55

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future net income and capital sensitivities. Given the nature of these calculations, the Company cannot provide assurance that those actual earnings and capital impacts will be within the indicated ranges.
Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the “Outlook”, “Critical Accounting Policies and Estimates” and “Risk Management” sections in the Company’s 2009 annual MD&A and “Risk Factors” and “Regulatory Matters” in the Company’s AIF for the year ended December 31, 2009, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.
Insurance Risk
Risk Description
Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour and reinsurance.
Insurance Risk Management Governance and Control
Insurance risk is managed through a number of enterprise-wide controls addressing a wide range of insurance risk factors, as follows:
•	Enterprise-wide insurance underwriting and claims, product development and pricing, and reinsurance risk management policies

•	Product development and pricing policies require detailed risk assessment and provision for material insurance risks

•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	Target capital levels established that exceed regulatory minimums

•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured)

•	Various limits, restrictions and fee structures may be introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection

•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function

•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels, etc.

•	Experience studies (both Company specific and industry level) and Source of Earnings analysis are periodically monitored and factored into ongoing valuation, renewal and new business pricing processes

•	Effects of large and sustained adverse market movement are measured through Dynamic Capital Adequacy Testing and other stress-testing techniques

•	Sun Life Financial has established a reinsurance ceded policy to set acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. The Company’s reinsurance counterparty risk profile is monitored closely, including through regular reporting to the Risk Review Committee of the Board of Directors
Operational Risk
Risk Description
Operational risk is the uncertainty arising from larger than expected losses or damage to finances or reputation resulting from inadequate or failed internal processes, controls, people, systems or from external events. This risk class encompasses a wide range of risks, including those pertaining to legal, regulatory and market conduct, business continuity, model risk, information system security and privacy, third-party relationships, fraud, environmental risk and human resource management.

Sun Life Financial Inc.	56

MANAGEMENT’S DISCUSSION AND ANALYSIS
Operational Risk Management Governance and Control
Operational risk is managed through a number of enterprise-wide controls addressing a wide range of operational risk factors, as follows:
•	Enterprise-wide policies for all significant operational risks

•	A comprehensive insurance program, including appropriate levels of self-insurance, is maintained to provide protection against a specified range of potential operational losses.

•	An environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios) from losses due to environmental issues and to help ensure compliance with applicable laws.

•	Business continuity, crisis management and disaster recovery programs have been implemented and undergo periodic testing

•	An enterprise-wide security program has been established, consisting of policies, procedures, processes, and technology, aligned to appropriate industry standards and compliant with applicable laws and regulations.

•	An enterprise-wide compliance framework has been established consisting of policies and operating guidelines, supported by a network of compliance officers

•	Privacy policies, privacy officers and processes have been established to provide guidance on handling private and confidential information and for reporting privacy issues to appropriate management for response and resolution

•	Ongoing monitoring and reporting of all significant operational risks, including regular briefings to senior management and Board Committees

•	Annual enterprise-wide attestation by all employees regarding compliance with the Sun Life Financial Code of Business Conduct.
Strategic Risk
Risk Description
Strategic risk is the risk to future earnings and capital arising from structural or other large changes in the competitive, economic, legal or political environment, changing customer behaviour, or a failure to achieve the Company’s strategic or long-term business plans, either through incorrect choices or improper implementation of those choices.
Strategic Risk Management Governance and Control
Strategic risk is managed through the Company’s formal strategic and business planning process. The Company’s business plans are subject to approval by the SLF Inc. Board of Directors, which also receive regular reviews of implementation progress against key business plan objectives. Merger and acquisition transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors. The Company develops and maintains a register of enterprise key risks, which represent a key input into the business planning process. Appropriate Board committees receive regular updates of the enterprise key risks.
Capital and Liquidity Management
The Company’s asset/liability management allows it to maintain its strong financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view to matching them with its liabilities of various durations.
The regulatory environment is expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In Canada, OSFI is considering new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and that would update OSFI’s regulatory guidance for non-operating insurance companies acting as holding companies, such as SLF Inc. OSFI is also reviewing the use of internally-modeled capital requirements for segregated fund guarantees. In addition, it is expected that OSFI will change the definition of available regulatory capital for determining regulatory capital to align insurance definitions with any changed definitions that emerge for banks under the proposed new Basel Capital Accord. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.

Sun Life Financial Inc.	57

MANAGEMENT’S DISCUSSION AND ANALYSIS
Principal Sources of Funds
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.
As at December 31, 2009, the Company maintained cash, cash equivalents and short-term securities totalling $11.9 billion, of which 2% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 3% at the end of 2008. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term liabilities.
Net cash, cash equivalents and short-term securities increased by $3.0 billion in 2009. Cash flows generated by operating activities increased by $1.8 billion in 2009 from 2008 mainly from increased annuity premiums of $1.2 billion and lower maturities and surrenders of $744 million mostly in SLF U.S.’s Annuities business unit. Net cash provided by financing activities increased by $1.5 billion over 2008 mainly from issuance of additional levels of debt and preferred shares during 2009. Investing activities decreased cash by $3.5 billion during 2009 compared to 2008. The increased investing activities arose mainly from higher levels of investment in short term securities and derivative investments. The strengthening of the Canadian dollar against the U.S. dollar decreased cash balances by $802 million in 2009 compared to an increase of $642 million in 2008.

($ millions)	2009	2008	2007

Net cash provided by operating activities	3,548	1,737	1,068

Net cash provided by (used in) financing activities	1,052	(499)	(92)

Net cash provided by (used in) investing activities	(3,451)	35	(2,010)

Changes due to fluctuations in exchange rates	(802)	642	(299)

Increase (decrease) in cash and cash equivalents	347	1,915	(1,333)

Cash and cash equivalents, beginning of year	5,518	3,603	4,936

Cash and cash equivalents, end of year	5,865	5,518	3,603

Short-term securities, end of year (1)	6,003	3,361	1,897

Cash, cash equivalents and short-term securities, end of year	11,868	8,879	5,500

(1)	Includes a restatement of $1,745 million of short term securities as at December 31, 2008 that were previously included as cash equivalents. As a result, cash flows provided by (used in) investing activities have been adjusted by $1,745 million in the 2008 amounts above.
Liquidity
The Company generally maintains an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under prescribed adverse liability demand scenarios. To strengthen its liquidity further, the Company actively manages and monitors its:
•	Capital levels

•	Asset levels

•	Matching position

•	Diversification and credit quality of its investments

•	Cash forecasts and actual amounts against established targets
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are appropriately funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Sun Life Financial Inc.	58

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company maintains various credit facilities for general corporate purposes. As at December 31, 2009, the Company had three U.S. dollar denominated committed credit facilities totalling US$1.7 billion, of which US$596 million was utilized. In addition, the Company had uncommitted credit facilities (denominated in Canadian dollars) totalling $185 million, of which $76 million was utilized. As at December 31, 2008, the Company had two committed credit facilities totalling US$1.5 billion, of which US$856 million was utilized, and uncommitted credit facilities for $308 million, of which $194 million was utilized. All utilization of these facilities was in respect of letters of credit. As at December 31, 2009, the maturity of these credit facilities ranged from one year to three years.
The agreements relating to the Company’s committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and other such matters, all of which were met as at December 31, 2009. These covenants include but are not limited to the maintenance of total equity of at least $12 billion, tested as of the last day of each fiscal quarter. Sun Life Financial’s total equity was $17.4 billion as at December 31, 2009.
Sun Life Financial’s failure to comply with the covenants under the committed credit facilities would, subject to grace periods in the case of certain covenants, result in an event of default. This could require the Company to repay any outstanding borrowings or to cash collateralize letters of credit under such facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facilities described above.
Based on the Company’s historical cash flows, coupled with a move toward more liquid investments, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
Capital
SLF Inc. has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and optimize shareholder return. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Sun Life Financial’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings, while maintaining a capital-efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial manages capital for all of its subsidiaries in a manner commensurate with their individual risk profiles.
Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis. The Board of Directors is also responsible for the annual review and approval of the Company’s capital plan. The Risk Review Committee of the Board of Directors reviews and approves SLF Inc.’s capital policy annually. Management oversight of the Company’s capital programs and position is provided by the Capital Management Committee that is chaired by the Executive Vice-President and Chief Financial Officer. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy.
The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include the Company’s preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, the Company’s capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.
In 2009 Sun Life Capital Trust II (Trust II), an unconsolidated subsidiary of the Company, issued $500 million of Sun Life ExchangEable Securities (SLEECS) Series 2009-1. Pursuant to the share exchange agreement with Sun Life Assurance and Sun Life Financial, if Trust II fails to pay the indicated yield on the SLEECS securities on each regular distribution date, both Sun Life Assurance and SLF Inc. are subject to certain restrictions on paying dividends on their respective securities. Trust II is expected to continue to pay the indicated yield at each distribution date.

Sun Life Financial Inc.	59

MANAGEMENT’S DISCUSSION AND ANALYSIS
In 2001 and 2002, Sun Life Capital Trust (SLC Trust), an unconsolidated subsidiary of the Company, issued $950 million (Series A) and $200 million (Series B) of SLEECS. Pursuant to the share exchange agreement with Sun Life Assurance and Sun Life Financial, if SLC Trust fails to pay the indicated yield on the SLEECS securities on each regular distribution date, both Sun Life Assurance and SLF Inc. are subject to certain restrictions on paying dividends on their respective securities. In addition, under certain circumstances holders of the SLEECS securities have the right to convert these securities into a new series of Sun Life Assurance preferred shares or Sun Life Financial common shares. SLC Trust is expected to continue to pay the indicated yield at each distribution date.
Notes 10, 11, 13 and 15 to SLF Inc.’s 2009 Consolidated Financial Statements include additional details on the Company’s capital. The following table summarizes the sources of the Company’s capital position over the past three years.
Source of Capital

($ millions)	2009	2008	2007

Subordinated debt	3,048	2,576	1,796
Trust Securities(1)	1,644	1,150	1,150
Equity
Participating policyholders’ equity	107	106	95
Preferred shareholders’ equity	1,741	1,495	1,495
Common shareholders’ equity (2)	15,566	15,808	15,627

Total Equity	17,414	17,409	17,217

Total Capital	22,106	21,135	20.163

Ratio of debt to total capital	21.2%	17.6%	14.6%
Ratio of debt plus preferred shares to total capital	29.1%	24.7%	22.0%

(1)	Includes SLEECS net of associated transaction costs

(2)	Certain components of accumulated other comprehensive income, namely unrealized gain and losses on cash flow hedges and available-for-sale debt securities, (effective 2008) are excluded from regulatory capital
Common shareholders’ equity was $15.6 billion, as at December 31, 2009 compared with 15.8 billion as at December 31, 2008, a decrease of $0.2 billion. Unfavourable credit and the negative impact on Other Comprehensive Income of the appreciation of the Canadian dollar against the US dollar only partially offset positive changes in Other Comprehensive Income from the gains on available-for-sale assets.
On March 31, 2009, SLF Inc. issued $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures (Series 2009-1) due in 2019.
On May 20, 2009, SLF Inc. issued $250 million of 6.00% Class A Non-Cumulative 5-Year Rate Reset Preferred Shares yielding 6.00% annually until June 30, 2014.
On June 30, 2009, SLF Inc. issued $300 million principal amount of Series D Senior Unsecured 5.70% Debentures due 2019.
On November 20, 2009, SLF Inc., through Sun Life Capital Trust II, issued $500 million principal amount of SLEECS Series 2009-1 due December 31, 2108.
As at December 31, 2009, the Company’s debt capital consisted of $3.1 billion in subordinated debentures with maturity dates between 2015 and 2042 and $1.6 billion of SLEECS with maturity dates between 2031 and 2108. The maturity dates of the Company’s long-term debt are well distributed over the medium- to long-term horizon to maximize the Company’s financial flexibility and minimize refinancing requirements within a given year.
In addition to the above long-term debt, the Company also has $2.2 billion of public issuances and $1.4 billion of private financings in connection with financing arrangements to address U.S. statutory reserve requirements for certain universal life contracts.
The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, increased by 4.4% over the past year to 29.1% as at December 31, 2009.

Sun Life Financial Inc.	60

MANAGEMENT’S DISCUSSION AND ANALYSIS
In 2009, SLF Inc. did not repurchase or cancel any of its common shares.
SLF Inc. grants stock options to certain employees and directors, which may be exercised at the closing price of SLF Inc.’s common shares on the trading day preceding the grant date. As at February 5, 2010, 12.8 million options to acquire SLF Inc. common shares and 564.6 million common shares of SLF Inc. were outstanding.

Number of Common Shares Outstanding
(in millions)	2009	2008	2007

Balance, beginning of year	559.7	564.1	571.8
Stock options exercised	4.7	0.4	2.1
Shares repurchased	—	(4.8)	(9.8)

Balance, end of year	564.4	559.7	564.1

Number of Stock Options Outstanding
(in millions)	2009	2008	2007

Balance, beginning of year	10.0	8.2	9.1
Options issued	4.3	2.3	1.3
Options exercised or cancelled	(1.1)	(0.5)	(2.2)

Balance, end of year	13.2	10.0	8.2

Shareholder Dividends
SLF Inc. maintained its quarterly common shareholders’ dividend at $0.36 per share throughout 2009. Total common shareholder dividends declared in 2009 were $1.44 per share, consistent with 2008 levels.
The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of its Board of Directors and is dependent on the Company’s results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. The Board of Directors reviews the level of dividends on quarterly basis.
Under the SLF Inc. Canadian Dividend Reinvestment and Share Purchase Plan, Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in additional common shares and may also purchase common shares through the Plan. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the TSX at the market price. Common shares acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount.

Dividends declared for 2009
Amount per share
Common shares	$1.44

Class A preferred shares	Coupon rate	Date issued	Amount per share

Series 1	4.75%	February 25, 2005	$1.187500
Series 2	4.80%	July 15, 2005	$1.200000
Series 3	4.45%	January 13, 2006	$1.112500
Series 4	4.45%	October 10, 2006	$1.112500
Series 5	4.50%	February 2, 2007	$1.112500
Series 6R	6.00%	May 20, 2009	$0.921580

Sun Life Financial Inc.	61

MANAGEMENT’S DISCUSSION AND ANALYSIS
Capital Adequacy
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by OSFI. Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the MCCSR ratio that applies to Canadian life insurance companies. These guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies.
As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks OSFI deems necessary to reflect. SLF Inc. was well above its minimum internal targets as at December 31, 2009.
Sun Life Assurance is subject to the MCCSR capital rules for a life insurance company in Canada. The Company generally expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. From time to time, during adverse economic conditions and periods of high market volatility, Sun Life Assurance may maintain an MCCSR ratio in the range of 180% to 200%. With an MCCSR ratio of 221%, Sun Life Assurance exceeded minimum regulatory levels as at December 31, 2009. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets as outlined on page 53 of this document.
A key risk component is asset default risk, which is also referred to as C-1 risk, covers losses resulting from asset defaults, loss of market value of equities, and related reductions in income. To compute the C-1 component, factors are applied to the balance sheet value of the Company’s assets (on-balance sheet) or exposure amount (off-balance sheet). The factors used to compute required capital are based on the nature of the asset in combination with its use or the rating assigned to the asset or obligor. The charts below summarize the split of the Sun Life Assurance’s C-1 risk by type of asset. In addition, a second chart splits the C-1 risk associated with the bond portfolio by rating. While over 70% of Sun Life Assurance’s bonds are rated A or higher, such bonds account for only about 20% of C-1 risk reflecting the relatively low factors attributed to bonds rated A or higher. Bonds rated A or higher also include the obligations of certain qualifying entities, including the Canadian government and other OECD countries, that are eligible for a 0% factor.

Sun Life Financial Inc.	62

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following table shows the components of the MCCSR ratio for Sun Life Assurance for the last three years.

Sun Life Assurance MCCSR
($ millions)	2009	2008	2007

Capital available
Retained earnings and contributed surplus	9,733	10,117	9,957
Other comprehensive income	(1,510)	(841)	(1,521)
Common and preferred shares	2,596	1,996	1,446
Innovative instruments and subordinated debt	3,094	2,600	2,400
Other	269	219	531
Less:
Goodwill and intangibles in excess of limit	1,859	1,893	1,607
Non-life investments and other	1,660	1,585	1,555

Total capital available	10,663	10,613	9,651

Required capital
Asset default and market risks	2,699	2,620	2,497
Insurance risks	1,397	1,279	1,276
Interest rate risks	735	683	861
Other	—	—	(110)

Total capital required	4,831	4,582	4,524

MCCSR ratio	221%	232%	213%
Sun Life Assurance’s MCCSR ratio declined from 232% as at December 31, 2008 to 221% as at December 31, 2009, reflecting ongoing credit deterioration and the impact of the update of equity and interest assumptions used to value its segregated fund and individual life liabilities, partially offset by earnings. Available capital remained relatively flat as earnings, the net proceeds of $494 million from the issuance of $500 million of SLEECS and contributions from SLF Inc. were substantively offset by the unfavourable impact of the weakening of the U.S. dollar against the Canadian dollar and dividends to SLF Inc. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2009 AIF under the heading Regulatory Matters.
OSFI is considering new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and that would update OSFI’s regulatory guidance for non-operating insurance companies acting as holding companies, such as SLF Inc. OSFI is also reviewing the use of internally-modeled capital requirements for segregated fund guarantees.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are required to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.) (Sun Life (U.S.)), qualifies as a significant foreign life subsidiary. Sun Life (U.S.) is subject to the risk-based capital (RBC) rules issued by the National Association of Insurance Commissioners, which measures the ratio of the company’s total adjusted capital to the minimum capital required by the RBC formula. The RBC formula for life insurance companies’ measures exposures to investment risk, insurance risk, interest rate and other market risks and general business risk. A company’s RBC is normally expressed in terms of the company action level (CAL). If a life insurance company’s total adjusted capital is less than or equal to the CAL (100% of CAL or less), a comprehensive financial plan must be submitted to its state regulator. Sun Life (U.S.) has established an internal target range for its RBC ratio of 300-350% of the CAL.
The Company provides periodic capital contributions to Sun Life (U.S.) in order to maintain its RBC ratio in the target range of 300-350%. It is expected that Sun Life Financial will need to make a contribution in early 2010 to Sun Life (U.S.) to maintain the 2009 RBC ratio in the target range. A portion of this contribution could potentially be funded by Sun Life Assurance, which would decrease its MCCSR ratio.
The investment, interest rate, and market risk components of Sun Life (U.S.)’s statutory and risk based capital are sensitive to equity and interest rate levels as well as the overall economic environment. Declining equity and interest markets and unfavourable credit experience will negatively impact its RBC ratio. The insurance and business risk components of Sun Life (U.S.)’s statutory and risk based capital are sensitive to operating experience. Unfavourable operating experience could also negatively impact the RBC ratio.

Sun Life Financial Inc.	63

MANAGEMENT’S DISCUSSION AND ANALYSIS
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local regulatory requirements as at December 31, 2009.
Off-balance Sheet Arrangements
In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:
•	Earn management fees and additional spread on a matched book of business

•	Reduce financing costs
While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:
•	Asset securitizations

•	Securities lending
Asset securitizations
The Company engages in asset securitization activities primarily to earn origination and/or management fees by leveraging its investment expertise to source and manage assets for the investors. Periodically, the Company sells mortgage and/or bond assets to a non-consolidated special purpose entity (SPE), which may also purchase investment assets from third parties. The SPE funds the asset purchase by selling securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment interest in the issued securities.
The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis so that the Company has no exposure to the default risks associated with the assets in the SPEs other than through any retained interests held by the Company. The table summarizes the Company’s asset securitization program.

($ millions)	2009	2008

As at December 31

Securitized assets under management	1,882	2,269

The Company’s retained interest	35	70

For the year ended December 31

Cash flow received on retained interests and servicing fees	11	12

Securities Lending
The Company lends securities in its investment portfolio to other institutions for short periods to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency, in securities lending transactions. Additional information on securities lending is available in Note 5 to SLF Inc.’s 2009 Consolidated Financial Statements.

Sun Life Financial Inc.	64

MANAGEMENT’S DISCUSSION AND ANALYSIS
Commitments, Guarantees, Contingencies and Reinsurance Matters
In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Notes 6 and 21 to SLF Inc.’s 2009 Consolidated Financial Statements.
The following table summarizes the Company’s significant financial liabilities and contractual obligations as at December 31, 2009.
Financial Liabilities and Contractual Obligations

($ millions)	Total	Within 1 year	1-3 years	3-5 years	Over 5 years

Senior debentures and unsecured financing(1)	10,805	233	459	459	9,654
Subordinated debt(1)	5,510	191	383	383	4,553
Bond repurchase agreements and securities lending transactions	1,266	1,266	—	—	—
Accounts payable and accrued expenses	1,927	1,927	—	—	—
Borrowed funds(1)	385	98	142	83	62
General fund policy liabilities(2)	196,763	12,365	11,504	11,543	161,351

Total liabilities	216,656	16,080	12,488	12,468	175,620

Contractual commitments(3)
Contractual loan, equity and real estate	804	419	197	119	69
Operating leases	332	90	138	65	39

Total contractual commitments	1,136	509	335	184	108

(1)	Expected interest payments included.

(2)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposits, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policyholder liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in the 2009 SLF Inc.’s Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.

(3)	Contractual commitments and operating lease commitments are not reported on the consolidated balance sheets.
Legal and Regulatory Proceedings
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state, securities and insurance regulators in Canada, the United States and other jurisdictions, the SEC, the United States Financial Industry Regulatory Authority and state attorney generals in the United States, from time to time, make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

Sun Life Financial Inc.	65